SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February 2008

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 25, 2008

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

Documents Included as Part of this Report

No.	Document

1.	Material Change report

2.	Financial Advisor Agreement.

3.	Commitment Letter

4.	Common Share Purchase Warrant

5.	Lock-Up Agreement

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Ainsworth Lumber Co. Ltd. (the “Company”) Suite 3194, Bentall Four 1055 Dunsmuir Street Vancouver, British Columbia V7X 1L3

2.	Date of Material Change:

February 15, 2008

3.	News Release:

A press release was issued by the Company on February 15, 2008 and disseminated through the facilities of Marketwire and would have been received by the Securities Commissions where the Company is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change:

On February 15, 2008, the Company announced that is has commenced an Exchange Offer for its Existing Notes for New Notes and a Consent Solicitation from holders of the Existing Notes to certain amendments to the respective indentures governing the Existing Notes. Concurrent with the Exchange Offer and Consent Solicitation, the Company is offering US$50 million aggregate principal amount of its Senior Secured First Lien Notes due 2014 to “qualified institutional buyers” in the United States and “accredited investors” in Ontario, Canada.

The Senior Secured First Lien Notes due 2014 have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

5.	Full Description of Material Change:

5.1 Full Description of Material Change:

The Company announced that is has commenced an exchange offer (the “Exchange Offer”) for any and all of its outstanding US$153.5 million aggregate principal amount of Senior Unsecured Floating Rate Notes due 2010, US$275 million aggregate principal amount of 7.25% Senior Unsecured Notes due 2012, US$75 million aggregate principal amount of Senior Unsecured Floating Rate Notes due 2013, US$210 million aggregate principal amount of 6.75% Senior Unsecured Notes due 2014 and US$110 million aggregate principal amount of 6.75% Senior Unsecured Notes due 2014 (collectively, the “Existing Notes”). Pursuant to the Exchange Offer, holders of Existing Notes may exchange their Existing Notes for the Company’s 14% Senior Secured Second Lien Notes due June 24, 2014, which will be issued in an aggregate principal amount of up to US$596.0 million (the “New Notes”). When issued, the New Notes will be the Company’s senior obligations and are intended to be secured by a second priority lien on real property, plant and equipment, other than certain excluded assets, and a third priority lien on the inventory and accounts receivable currently pledged under the Company’s existing term loan credit facility. The New Notes will be unconditionally guaranteed by the Company’s material subsidiaries.

In connection with the Exchange Offer, the Company is also soliciting consents (the “Consent Solicitation”) from holders of the Existing Notes to certain amendments to the respective indentures governing the Existing Notes, including the removal of substantially all of the restrictive covenants and certain events of default.

The Exchange Offer is conditioned upon, among other things, the holders of at least 50.1% of the aggregate outstanding principal amount of Existing Notes tendering Existing Notes in the Exchange Offer and the holders of not less than a majority in the aggregate outstanding principal amount of each class of Existing Notes that vote together for purposes of effecting amendments delivering consents in the Consent Solicitation. Holders of approximately one third of the Existing Notes have agreed with the Company to tender their Existing Notes in the Exchange Offer and deliver consents in the Consent Solicitation.

The Exchange Offer and Consent Solicitation will expire at 12:00 a.m., New York City time, on March 14, 2008, unless extended or withdrawn. Holders must tender their Existing Notes prior to this date if they wish to participate in the Exchange Offer. Holders who tender and do not validly withdraw their Existing Notes prior to 5:00 p.m., New York City time, on February 29, 2008 will also be entitled to receive, as part of the total consideration, an early participation payment of US$50 in aggregate principal amount of New Notes for each US$1,000 aggregate principal amount of Existing Notes that are tendered.

Concurrent with the Exchange Offer and Consent Solicitation, the Company is offering US$50 million aggregate principal amount of its Senior Secured First Lien Notes due 2014 to “qualified institutional buyers” in the United States and “accredited investors” in Ontario, Canada (the “Concurrent Offering”). The net proceeds of the Concurrent Offering will be used for working capital and general corporate purposes. Certain holders of Existing Notes have agreed to backstop the Concurrent Offering. As consideration for their agreement to backstop the Concurrent Offering, these holders will receive warrants to purchase up to 7,887,998 of the Company’s common shares (representing approximately 35% of the Company’s currently outstanding common shares assuming full exercise of the warrants), at an exercise price of Cdn$0.01 per share. The number of common shares into which the warrants may be exercised will be adjusted proportionately if the Company issues common shares or securities convertible into common shares at less than 95% of the then fair market value of the common shares on the TSX. In addition, the Company will not, without the prior consent of the holders of the warrants, issue any common shares from treasury if such issuance would result in the aggregate number of common shares into which the warrants may be exercised being less than 25% of the Company’s outstanding common shares after giving effect to the exercise of the warrants.

The Senior Secured First Lien Notes due 2014 have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The warrants will expire on June 24, 2014 and are exercisable during a period beginning on the earlier of (i) the date that is three years and six months from the closing of the Concurrent Offering, and (ii) the date that is three business days following the first public announcement of the Company’s quarterly or annual results which report Adjusted EBITDA for the preceding twelve months in excess of Cdn$200 million.

The Company has the right to redeem the warrants in full prior to the date that is five years following the date of issuance of the warrants at a price equal to the product of (i) the average closing price of the Company’s common shares for the 90 days prior to the date of redemption, less the exercise price per share of the warrants, and (ii) the number of common shares into which the warrants are exercisable, subject to a redemption floor of Cdn$3.93 per warrant (Cdn$31 million if all of the warrants are redeemed) that increases 18% per year until the warrants are redeemed. The warrants are transferable in whole or in part, except to certain industry participants. Issuance of the warrants is conditioned upon the closing of the Concurrent Offering.

Disinterested shareholders holding more than 50% of the Company’s voting securities have consented in writing to the issuance of the warrants. As a result, the Company is exempt from the TSX requirement to hold a meeting of securityholders to obtain approval of the issuance of the common shares underlying the warrants.

Barclays Capital Inc. is acting as a financial advisor to the Company in connection with the Exchange Offer and Consent Solicitation, and Global Bondholder Services Corporation is acting as Exchange Agent and Information Agent in connection with the Exchange Offer and Consent Solicitation.

This report is not an offer to buy or the solicitation of an offer to sell the Existing Notes and is not an offer to sell or the solicitation of an offer to buy the New Notes. The Exchange Offer and Consent Solicitation are being made only pursuant to the Company’s Offering Memorandum and Consent Solicitation Statement.

5.2 Disclosure for Restructuring Transactions:

Not Applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

Robert Allen, Chief Financial Officer

Telephone: (604) 661-3227 Facsimile: (403) 661-3261

9.	Date of Report:

February 25, 2008

EXECUTION VERSION
FINANCIAL ADVISOR AGREEMENT
February 15, 2008
Barclays Capital Inc.
200 Park Avenue
New York, New York 10166
Ladies and Gentlemen:
     1. Exchange Offer. (a) Ainsworth Lumber Co. Ltd. (the “Company”) plans to make an offer (the “Exchange Offer” and each acceptance thereof, an “Exchange”) for its outstanding US$153.54 million aggregate principal amount of Senior Floating Rate Notes due October 1, 2010 (the “2010 Notes”), US$275 million aggregate principal amount of 7 1/4% Senior Notes due October 1, 2012 (the “2012 Notes”), US$75 million aggregate principal amount of Senior Floating Rate Notes due April 1, 2013 (the “2013 Notes”), US$210 million aggregate principal amount of 6.750% Senior Notes due March 15, 2014 (the “First Tranche 2014 Notes”), and US$110 million aggregate principal amount of 6.750% Senior Notes due March 15, 2014 (the “Second Tranche 2014 Notes” and together with the 2010 Notes, the 2012 Notes, the 2013 Notes and the First Tranche 2014 Notes, the “Old Notes”) in exchange for consideration consisting of up to $596,007,180 aggregate principal amount of 14% Senior Secured Second Lien Notes due 2014 of the Company (the “New Notes”) on the terms and subject to the conditions set forth in the Offering Memorandum (as defined below). For interest payments due on the New Notes through December 30, 2010, the Company may, at its option, pay interest on the New Notes in cash, by increasing the principal amount outstanding of the New Notes or by issuing additional New Notes (“PIK Notes”) in an aggregate principal amount equal to the amount of interest then due and payable.
          (b) The New Notes will be guaranteed (individually, a “Guarantee” and collectively, the “Guarantees”) by Ainsworth Engineered Corp. and Ainsworth Engineered Canada Limited Partnership, (the “Canadian Guarantors”) and Ainsworth Corp. and Ainsworth Engineered, LLC (the “New US Guarantors” and, together with the Canadian Guarantors, the “New Guarantors”) and will be issued under an indenture (the “Indenture”) to be entered into between the Company and The Bank of New York, as trustee (the “Trustee”), to be dated as of the settlement date of the Exchange Offer (the “Settlement Date”). As used herein, the term “Guarantors” refers to, collectively, the Old Guarantors (as defined below) and Ainsworth Engineered, LLC; provided, however, that following the dissolution of Ainsworth Engineered (USA), LLC, the term “Guarantors” shall not refer to Ainsworth Engineered (USA), LLC.
          (c) The New Notes will be offered by the Company without registration under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon the exemption from registration afforded by Section 3(a)(9) of the Securities Act.
          (d) The Exchange Offer will be conducted on the terms and subject to the conditions set forth in (i) the confidential offering memorandum and consent solicitation statement prepared by the

Company dated February 4, 2008 (including any and all exhibits thereto and any information incorporated by reference therein, the “U.S. Offering Memorandum”) and the confidential Canadian offering memorandum prepared by the Company and dated February 15, 2008 (the “Canadian Offering Memorandum” and, together with the U.S. Offering Memorandum, the “Offering Memorandum”), all attached as Exhibit A hereto, (ii) the related letter of transmittal to be used by holders tendering Old Notes pursuant to the Exchange Offer (the “Letter of Transmittal”), (iii) the related press releases, newspaper advertisements and news wires (the “Press Materials”) and (iv) the information contained in the recorded electronic road show made available to investors (collectively with the Offering Memorandum, the Letter of Transmittal and the Press Materials, and including any amendments or supplements thereto provided by or on behalf of the Company in accordance with this Agreement, the “Exchange Offer Material”). The Exchange Offer Material was prepared by the Company and sets forth certain information concerning the Company, the New Notes, the Old Notes and the Solicitation (as defined below). The Company hereby confirms that it has authorized the use of the Exchange Offer Material and any amendments and supplements thereto in connection with the Exchange Offer and the Solicitation. Any references to the terms “amend”, “amendment” or “supplement” with respect to any Exchange Offer Material shall be deemed to refer to and include only information contained in an amendment or supplement to such Exchange Offer Material prepared subsequent to the date hereof by the Company consented to by you in accordance with the provisions of Section 4(c) hereunder.
          (e) The Company is also soliciting (the “Solicitation”) consents (the “Consents”) to the adoption of proposed amendments to the terms of the indentures governing the Old Notes, which will be effected by means of:
(i) a supplemental indenture (the “2010 and 2012 Supplemental Indenture”) to the indenture dated as of September 22, 2004 among the Company, the Canadian Guarantors and Ainsworth Corp. and Ainsworth Engineered (USA), LLC (the “Old US Guarantors” and, together with the Canadian Guarantors, the “Old Guarantors”) and the Trustee, as trustee, governing the 2010 Notes and the 2012 Notes (as amended and supplemented through the date hereof, the “2010 and 2012 Indenture”); and
(ii) a supplemental indenture (the “2013 Supplemental Indenture”) to the indenture dated as of April 18, 2006 among the Company, the Old Guarantors and the Trustee, as trustee, governing the 2013 Notes (as amended and supplemented through the date hereof, the “2013 Indenture”).
(iii) a supplemental indenture (the “First Tranche 2014 Supplemental Indenture”) to the indenture dated as of March 3, 2004 among the Company, the Old Guarantors and the Trustee, as trustee, governing the First Tranche 2014 Notes (as amended and supplemented through the date hereof, the “First Tranche 2014 Indenture”);
(iv) a supplemental indenture (the “Second Tranche 2014 Supplemental Indenture”) to the indenture dated as of May 19, 2004 among the Company, the Old Guarantors and the Trustee, as trustee, governing the Second Tranche 2014 Notes (as amended and supplemented through the date hereof, the “Second Tranche 2014 Indenture”);
The 2010 and 2012 Supplemental Indenture, the 2013 Supplemental Indenture, the First Tranche 2014 Supplemental Indenture and the Second Tranche 2014 Supplemental Indenture are referred to herein as the “Supplemental Indentures”. The 2010 and 2012 Indenture, the 2013 Indenture, the First Tranche 2014 Indenture and the Second Tranche 2014 Indenture are referred to herein as the “Old Indentures”. The holders of the Old Notes are hereinafter referred to as the “Holders.” Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Offering Memorandum.

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     2. Appointment as Financial Advisor. The Company hereby appoints Barclays Capital Inc. as exclusive financial advisor (the “Financial Advisor”) in connection with the Exchange Offer and the Solicitation. You agree to perform those services in connection with the Exchange Offer and the Solicitation as are customarily performed by financial advisors in connection with exchange offers and solicitations of a like nature that are effected in reliance on the exemption from registration afforded Section 3(a)(9) of the Securities Act, including providing financial advisory and consulting services to the Company regarding the structure and terms of the Exchange Offer and the Solicitation. It is acknowledged that the Financial Advisor has been retained solely to provide financial advisory services to the Company and in such capacity shall advise and consult with the Company regarding the structure and terms of the Exchange Offer and the Solicitation and shall communicate the terms of the Exchange Offer and the Solicitation to the Holders and answer questions regarding the procedural and mechanical aspects of the Exchange Offer and the Solicitation. Under no circumstances will the Financial Advisor or any of its agents, employees, officers, directors or controlling persons solicit, directly or indirectly, any Holder, or any advisor or representative of any Holder, to exchange their Old Notes for New Notes or make any recommendations to any Holder, or any advisor or representative of any Holder, regarding the Exchange Offer. In connection with requests from Holders to the Financial Advisor or its agents, employees, officers, directors or controlling persons for such a recommendation regarding the Exchange Offer, the Financial Advisor will advise such Holders to contact appropriate officers or employees of the Company or their own advisors, or will be referred to relevant portions of the Offering Memorandum.
     3. No Liability for Acts of Dealers, Commercial Banks and Trust Companies. The Financial Advisor shall not have any liability (in tort, contract or otherwise) to the Company, or any other person asserting claims on behalf of or in right of the Company, for any losses, damages, liabilities and expenses arising from any act or omission on the part of any broker or dealer in securities (each, a “Dealer”) (other than the Financial Advisor) or any commercial bank or trust company or any other person, and neither the Financial Advisor nor any of its affiliates shall have any liability (in tort, contract or otherwise) to the Company, or any other person asserting claims on behalf of or in right of the Company, for any losses, claims, damages, liabilities or expenses arising in connection with the Exchange Offer or the Solicitation, except for any such losses, claims, damages, liabilities or expenses incurred by the Company, or any other person asserting claims on behalf of or in right of the Company, which are finally judicially determined to have resulted primarily from the bad faith, gross negligence or willful misconduct of the Financial Advisor in performing the services that are the subject of this Agreement. In your capacity as financial advisor, you shall act as an independent contractor and shall not be deemed the agent or fiduciary of the Company or any of its affiliates, security holders or creditors or of any other person, and each of your duties arising out of your engagement pursuant to this Agreement shall be owed solely to the Company. You, as Financial Advisor, are authorized to act through your affiliates. No Dealer, commercial bank or trust company is to be deemed to be acting as your agent or the agent of the Company, and you, as Financial Advisor, are not to be deemed the agent of the Company, any Dealer, commercial bank or trust company or any other person.
     4. Agreements. The Company agrees with the Financial Advisor as follows:
          (a) The Offer Material. The Company agrees that all duly completed Letters of Transmittal shall be transmitted pursuant to the procedures described in the Offering Memorandum. The Exchange Offer Material has been or will be prepared and approved by, and is the sole responsibility of, the Company. The Company further agrees to furnish to you (in New York City), at its expense, with as many copies as you may reasonably request of the Exchange Offer Material and shall cause to be mailed to each holder of any Old Note upon its request therefor a reasonable number of copies of such Exchange Offer Material. Thereafter, to the extent practicable until the Expiration Date (as defined in the Offering Memorandum), the Company shall use its best efforts to cause copies of such material to be mailed to each person who becomes a Holder of any Note upon its request therefor.

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          (b) The Company will conduct the Exchange Offer in a manner that satisfies the requirements of the exemption from the registration requirements of the Securities Act provided by Section 3(a)(9) thereof, and neither the Company nor any of its affiliates, nor any person acting on their behalf will, directly or indirectly, engage in conduct that would require the registration of any of the New Notes under the securities laws of any jurisdiction. The Company will comply with the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”) and the rules and regulations promulgated thereunder, as applicable, in connection with the Exchange Offer and the Solicitation and the transactions contemplated hereby and thereby. The Company has filed with the Securities and Exchange Commission (the “Commission”) a Form T-3 (the “Form T-3”) and will promptly file as required any and all necessary amendments thereto.
          (c) The Company shall not amend or supplement the Exchange Offer Material, or prepare or approve any other material for use in connection with the Exchange Offer or the Solicitation, without your consent, which consent shall not be unreasonably withheld. You shall not prepare or approve any other external material for use in connection with the Offer or the Solicitation without the Company’s consent, which consent shall not be unreasonably withheld. The Company agrees that, a reasonable time prior to using or permitting the use of or filing with any governmental agency, authority or instrumentality, domestic or foreign, or any non-governmental regulatory body (each an “Agency”) of any Exchange Offer Material (whether preliminary or otherwise), the Company will submit copies of such material to you for your approval, which approval shall not be unreasonably withheld. In the event that the Company uses or permits the use of any Exchange Offer Material in connection with the Exchange Offer or the Solicitation or files any such material with any Agency without your prior approval, then you shall be entitled to withdraw as Financial Advisor in connection with the Exchange Offer and the Solicitation without any liability or penalty to you or any Indemnified Persons (as defined herein), and you shall remain entitled to the indemnification provided in Section 10 hereof and to receive the payment of all fees and expenses payable under this Agreement that have accrued to the date of such withdrawal or would otherwise be due to you on such date. If you withdraw as Financial Advisor pursuant to this Section 4(c), the reimbursement for your expenses through the date of such withdrawal shall be paid to you promptly after such date.
          (d) The Company will advise you promptly of (i) the occurrence of any event that could cause the Company to withdraw or terminate the Exchange Offer or the Solicitation or would permit the Company to exercise any right not to exchange New Notes for the Old Notes tendered pursuant to the Exchange Offer or not to accept the Consents delivered pursuant to the Solicitation, (ii) any requirement to amend or supplement any Exchange Offer Material (iii) the occurrence of any event that would affect the truth or completeness of any representation or warranty contained in this Agreement, (iv) the issuance of any communication, comment or order relevant to the Exchange Offer or the Solicitation by any Agency (and, if in writing, will furnish you a copy thereof), (v) any material developments in connection with the Exchange Offer or the Solicitation, including, without limitation, the commencement of any lawsuit or administrative action concerning the Exchange Offer or the Solicitation and (vi) any other information relating to the Exchange Offer or the Solicitation that you may from time to time reasonably request in the performance of your duties hereunder. The Company agrees that if any event occurs or condition exists as a result of which the Exchange Offer Material would include an untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if, in the opinion of the Company, after consultation with you, it is necessary at any time to amend or supplement the Exchange Offer Material to comply with applicable law, the Company shall immediately notify you (upon receipt of such notice you agree to immediately suspend the use of the Exchange Offer Materials), prepare an amendment or supplement to the Exchange Offer Material that will correct such statement or omission or

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effect such compliance, and supply such amended or supplemented Exchange Offer Material to you in such quantities as you may reasonably request.
          (e) The Company shall take actions reasonably available to it to permit the continuance of the Exchange Offer in such jurisdictions as are appropriate for the solicitation of Exchanges and Consents on the terms and conditions contemplated by the Offering Memorandum, provided that if the Company believes that the cost or burden of any such actions makes them unreasonable, you may restructure the Exchange Offer in such jurisdiction in such a way that permits, to the extent possible, the continuance of the Exchange Offer in such jurisdiction.
          (f) The Company will not, and will not permit any of its affiliates to, resell any New Notes that have been acquired by them. The Company will cause all Old Notes accepted in the Exchange Offer to be cancelled.
          (g) The Company will use its best efforts to permit the New Notes to be eligible for clearance and settlement through The Depository Trust Company.
          (h) The Company has not taken and will not take, directly or indirectly, any action that is designed to cause or result, or which might reasonably be expected to cause or result, under the Exchange Act or otherwise, in stabilization or manipulation of the price of any security of the Company to facilitate the sale of the New Notes or the tender of Old Notes in the Exchange Offer.
     5. Compensation. The Company agrees to pay you as compensation for your services as Financial Advisor a fee equal to [REDACTED]. Such fee shall be payable, regardless of whether the Exchange Offer or the Solicitation is consummated, solely and exclusively in U.S. dollars upon the earlier of (i) the Settlement Date of the Exchange Offer and (ii) the date that is 120 days after the date hereof, in immediately available funds to accounts in New York City designated by the Financial Advisor.
     6. Expenses. In addition to your compensation for your services as Financial Advisor, the Company shall (a) reimburse brokers and dealers (including yourself), commercial banks, trust companies and other nominees for their customary mailing and handling expenses incurred in forwarding the Exchange Offer Material to their customers, (b) pay all expenses relating to the preparation, filing (if any), printing, mailing and publishing of the Exchange Offer Materials, and any other material prepared in connection with the Exchange Offer or the Solicitation, all advertising expenses relating to the Exchange Offer or the Solicitation, the fees and expenses of the Trustee and the Exchange and Information Agent (each as defined below), all fees and expenses relating to the preparation and filing of the Form T-3, the Supplemental Indentures and the New Notes and the issuance of the New Notes, all expenses in connection with the qualification of the Securities for offering and sale under state securities laws as provided in Section 4(e) hereof, all fees, disbursements and expenses of the Company’s and the Guarantor’s counsel and accountants in connection with the Exchange Offer and the Solicitation, and all other fees and expenses incurred by the Company or any of its affiliates in connection with the Exchange Offer or the Solicitation and (c) reimburse you for all reasonable documented out-of-pocket expenses incurred by you in connection with your services as Financial Advisor including, but not limited to, the reasonable fees and disbursements of your legal counsel incurred in connection with the Exchange Offer or the Solicitation and the preparation of this Agreement (which fees and disbursements may be paid directly to such counsel). All payments to be made pursuant to this Section 6 shall be made promptly after receipt by the Company of demand for payment thereof (or when required pursuant to Section 4). The parties shall perform their respective obligations set forth in this Section 6 whether or not the Exchange Offer or the Solicitation is commenced or the Company exchanges any New Notes for Old Notes pursuant to the Exchange Offer or the Company receives any Consents pursuant to the Solicitation, or whether the Financial Advisor withdraw pursuant to Section 4(c) hereof.

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     7. Exchange and Information Agent; Securityholder Lists. (a) The Company will appoint Global Bondholder Services Corporation to serve as the exchange agent and as the information agent (the “Exchange and Information Agent”) pursuant to the information agent agreement (the “Exchange and Information Agent Agreement”) in connection with the Exchange Offer and the Solicitation. You are authorized to communicate directly with the Exchange and Information Agent (and any other depositary, information agent or other agent designated or retained by the Company) with respect to matters relating to the Exchange Offer or the Solicitation.
          (b) Company shall provide you or shall cause the Trustee and The Depository Trust Company (“DTC”) to provide you with copies of the records or other lists showing the names and addresses of, and principal amounts of the Old Notes held by, the holders of the Old Notes as of a recent date and shall, from and after such date, use its best efforts to cause you to be advised from day to day during the pendency of the Exchange Offer and the Solicitation of all transfers of the Old Notes, such notification consisting of the name and address of the transferor and transferee of any of the Old Notes and the date of such transfer and obtain other information concerning the holders of the Old Notes as is reasonably requested by you. The Company shall include a provision in its agreement with the Exchange and Information Agent to inform you orally and in writing at least daily (on each business day) of Letters of Transmittal received pursuant to the Exchange Offer and the Solicitation and such other information as you may reasonably require in connection with your services hereunder. You agree to use such information only in connection with the Exchange Offer or the Solicitation and not to furnish such information to any other person except in connection with the Exchange Offer or the Solicitation.
     8. Representations and Warranties and Certain Agreements. Each of the Company and the Guarantors represents and warrants to you, and agrees with you, as of the date hereof, on and as of the date of the Offering Memorandum (if not the date hereof), as of the date of any publication and/or distribution of the Exchange Offer Materials, on the Early Participation Date (as defined in the Offering Memorandum) and on and as of the Expiration Date (as defined in the Offering Memorandum), as follows:
          (a) Each of the Company, Steen River Limited Partnership and Steen River GP Ltd. (the “Steen Entities”) and Footner Forest Products Ltd. (“Footner”) has and the Guarantors have been duly amalgamated, incorporated or formed, as applicable, and is validly existing in good standing under the laws of its jurisdiction of amalgamation, incorporation or formation, with full power and authority (corporate and other) to own or lease, as the case may be, its properties and conduct its business as described in the Offering Memorandum, and has been duly qualified or registered as a foreign or extra-provincial corporation or unlimited liability company, or otherwise, for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification or registration, or is subject to no material liability or disability by reason of the failure to be so qualified or registered in any such jurisdiction; each other subsidiary of the Company has been duly incorporated or amalgamated and is validly existing as a corporation or unlimited liability company in good standing under the laws of its jurisdiction of incorporation or amalgamation; and the Company has no subsidiaries (excluding the Guarantors) that are significant within the meaning of Rule 1-02(w) of Regulation S-X other than the Steen Entities.
          (b) As of the Settlement Date, the New Notes will have been duly authorized by the Company and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to holders of the Old Notes who tender the Old Notes in accordance with the terms of the Exchange Offer, will have been duly executed, issued, authenticated (assuming due authentication of the New Notes by the Trustee), and delivered and will constitute valid and legally binding obligations of the Company entitled to the benefits provided by the Indenture; as of the Settlement Date, the Indenture will have been duly authorized by the Company and the New Guarantors; when the Indenture has been

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executed and delivered by the Company, the New Guarantors and the Trustee, the Indenture will constitute a valid and legally binding instrument, enforceable against the Company and the New Guarantors in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); and the New Notes will and the Indenture will conform in all material respects to the descriptions thereof in the Offering Memorandum; as of the Settlement Date the Indenture will comply with all applicable provisions of the securities laws of British Columbia and no registration, filing or recording of the Indenture under the laws of British Columbia is necessary in order to preserve or protect the validity or enforceability of the Indenture or the New Notes issued thereunder; as of the Settlement Date, the form of global certificate representing the New Notes will have been approved by all necessary corporate action and will have been duly adopted by the Company and will comply with the provisions of the Business Corporations Act (British Columbia) and any other applicable laws of the Province of British Columbia or regulation relating thereto;
          (c) As of the Settlement Date, each Guarantee will have been duly authorized by the applicable New Guarantor and, when issued and delivered by such New Guarantor, will be in the form contemplated by the Indenture and will constitute a valid and legally binding obligation of such New Guarantor, entitled to the benefits provided by the Indenture and enforceable against the New Guarantor in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); and the Guarantees will conform in all material respects to the description thereof in the Offering Memorandum and will be in substantially the form previously delivered to you;
          (d) As of the Settlement Date, each of the security documents entered into on or before the Settlement Date in connection with the issuance of the New Notes (the “Security Documents”) will have been duly authorized by the Company and the New Guarantors, as applicable, and when the New Notes are issued and delivered pursuant to the Indenture, each of the Security Documents will have been duly executed and delivered and will constitute valid and legally binding instruments of the Company and the New Guarantors, enforceable against the Company and the New Guarantors in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law);
          (e) Each of the Company and each of the Old Guarantors, has all necessary corporate power and authority to execute and deliver the Supplemental Indentures and to perform all of its obligations thereunder; each Supplemental Indenture may be entered into by the Company and the Old Guarantors, upon the consent of Holders of at least a majority of the principal amount of the First Tranche 2014 Notes, the Second Tranche 2014 Notes, the 2012 Notes and the 2010 Notes, and the 2013 Notes, as applicable, then outstanding (excluding any Old Notes owned at the time by the Company or any of its affiliates) pursuant to the provisions of the applicable Old Indenture; the Supplemental Indentures will be duly executed and delivered by each of the Company and each of the Old Guarantors, as promptly as practicable following the Early Participation Date assuming receipt of the requisite Consents, and when so executed and delivered (such date being the “Supplemental Indenture Date”) (assuming consummation of the Solicitation, receipt of the requisite Consents and assuming due authorization, execution and delivery thereof by the Trustee), the Supplemental Indentures, as well as the Old Indentures (each as amended by the applicable Supplemental Indenture) and, in the case of the Company, the Old Notes issued thereunder, will be the valid and legally binding obligations of the Company and the Old Guarantors, entitled, in the case of the Old Notes, to the benefits of the applicable Old Indenture (as

7

amended by the applicable Supplemental Indenture), and enforceable against the Company and the Old Guarantors, in accordance with their respective terms except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting creditors’ rights generally and general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law);
          (f) Each of the Company and the Guarantors, as applicable, has all necessary corporate power and authority to execute and deliver this Agreement, the Exchange and Information Agent Agreement and all other documents to be executed and delivered by it hereunder or thereunder, to perform its obligations hereunder, thereunder, and under the Exchange Offer and the Solicitation, and to make and to consummate the Exchange Offer and the Solicitation in accordance with its terms. The Exchange Offer, the Solicitation, the execution, delivery and performance of this Agreement, the Exchange and Information Agent Agreement and all other actions by the Company and the Guarantors contemplated in the Exchange Offer Material and this Agreement and the Exchange and Information Agent Agreement have been, or with respect to Ainsworth Engineered, LLC, will be, duly and validly authorized by all necessary corporate action by the Company and the Guarantors and no other corporate proceedings by the Company or the Guarantors are necessary to authorize any such actions.
          (g) This Agreement, the Exchange and Information Agent Agreement and all other documents to be executed and delivered by the Company or the applicable Guarantors hereunder or thereunder have been duly and validly executed and delivered by each of them and are legal, valid and binding obligations of such person, enforceable against such person in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally and may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
          (h) A complete and correct copy of the Exchange Offer Material has been furnished to you or will be furnished to you no later than the date of the Offering Memorandum. None of the Exchange Offer Material, including any documents incorporated by reference therein, contains or will contain any untrue statement of a material fact or omit or will omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made with respect to any statement contained in, or any matter omitted from, the Exchange Offer Material in reliance upon and in conformity with information furnished in writing by you to the Company expressly for use therein.
          (i) The Exchange Offer, the offer, sale and exchange of New Notes for the Old Notes pursuant to the Exchange Offer, the issuance of the Guarantees, the Solicitation, the receipt of Consents pursuant to the Solicitation, and all other actions by the Company contemplated in the Exchange Offer Material, and the execution, delivery and performance of, and the consummation by the Company and the Guarantors of the transactions contemplated in this Agreement comply and will comply with all applicable requirements of the Securities Act, the Exchange Act, the Trust Indenture Act, all applicable rules and regulations of the Commission, including without limitation, Sections 10 and 14 of the Exchange Act and Rule 10b-5 thereunder, or any other Agency, and all applicable state securities or “blue sky” laws or other applicable laws. The commencement and consummation by the Company of the Exchange Offer and the Solicitation and the other transactions by the Company contemplated in the Exchange Offer Material and this Agreement do not and will not require any material consent, authorization, license, approval, order, exemption or other action of, or filing with or notification to, the Commission or any other Agency, except such as have been made or will be obtained prior to the Settlement Date under the Trust Indenture Act and such as may be required under state securities laws.

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          (j) It is not necessary in connection with Exchange Offer, or the issuance and delivery of the New Notes or the Guarantees in accordance with the terms of the Exchange Offer, in each case as contemplated by this agreement (this “Agreement”) and the Exchange Offer Materials, to register the New Notes or the Guarantees under the Securities Act. As of the Settlement Date, the Indenture will have been qualified under the Trust Indenture Act.
          (k) Assuming that consents are obtained from the requisite holders under the Credit and Guaranty Agreement, among the Company, Goldman Sachs Credit Partners L.P. and the other parties thereto, dated as of June 26, 2007 (the “Credit Agreement”), the Exchange Offer, the offer, sale and exchange of the New Notes for Old Notes pursuant to the Exchange Offer, the issuance of the Guarantees, the Solicitation, the receipt of Consents pursuant to the Solicitation, and all other actions by the Company contemplated in the Exchange Offer Material, and the execution, delivery and performance of, and the consummation by the Company of the transactions contemplated in, this Agreement, the New Notes, the Indenture and the Security Documents do not and will not (i) conflict with or violate the certificate of incorporation, by-laws or other organizational documents of the Company or any of its subsidiaries (including the Guarantors), (ii) conflict with or violate any order, judgment or decree applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries (including the Guarantors) is bound, or (iii) result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or assets of the Company or any of its subsidiaries (including the Guarantors) pursuant to, any loan or credit agreement, indenture, mortgage, note or other agreement or instrument to which the Company or any of its subsidiaries (including the Guarantors) or affiliates is a party or by which any of them or their properties or assets is bound, except in the case of clauses (ii) and (iii) above where it would not, individually or in the aggregate, reasonably be likely to have a material adverse effect on the present or future financial position, shareholders’ equity or results of operations or business of the Company and its subsidiaries taken as a whole (a “Material Adverse Effect”).
          (l) Assuming that consents are obtained from the requisite holders under the Credit Agreement, the execution, delivery and performance by the Company and the Old Guarantors, of the Supplemental Indentures and the transactions contemplated thereby will not conflict with, or result (or with the passage of time would result) in a breach or violation of, or constitute a default under, (i) any of the provisions of the charter or bylaws (or similar organizational documents) of the Company or any of its subsidiaries (including the Guarantors), (ii) any other note, indenture (including the Indenture and the Old Indentures), loan agreement, mortgage or other agreement, instrument or undertaking to which the Company or any of its subsidiaries or affiliates is a party or by which any of them is bound or to which any of their properties or assets is subject, or (iii) any law, rule or regulation, or any order of any court or of any other governmental agency or instrumentality having jurisdiction over the Company or any of its subsidiaries (including the Guarantors) or affiliates or any of its or their respective properties or assets, except in the case of clauses (ii) and (iii) above where it would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.
          (m) Neither the Company nor any of its subsidiaries, including the Guarantors, is (i) in violation of its articles of incorporation or association (or other constituting instrument) or by-laws or limited liability company agreement or limited partnership agreement, or (ii) in default in the performance or observance of any obligation, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, or has received any notice of default or acceleration with respect to any obligation in respect of indebtedness for money borrowed, except, in the case of (ii), for such defaults and notices as would not, individually or in the aggregate, have a Material Adverse Effect on the Company or

9

its ability to perform its obligations under this Agreement, the Exchange and Information Agent Agreement, the Indenture, the New Notes, the Exchange Offer or the Solicitation.
          (n) The Company and each of the Guarantors is not, nor will be as a result of the consummation of the Exchange Offer or the Solicitation, an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules and regulations promulgated by the Commission thereunder, or controlled by an entity required to be registered under the 1940 Act as an “investment company.”
          (o) Any document filed with applicable Canadian provincial securities regulatory authorities and incorporated by reference in the Exchange Offer Material or from which information is so incorporated by reference, subsequent to the date of this Agreement and prior to or on the Expiration Date, when so filed or becoming effective, as the case may be, complied or shall comply in all material respects with the requirements of applicable Canadian provincial securities law and the rules and regulations thereunder.
          (p) Deloite & Touche LLP, who have certified or shall certify the financial statements of the Company included, to be included or incorporated by reference in the Offering Memorandum, are independent public accountants as required by the Exchange Act.
          (q) The financial statements of the Company and its subsidiaries and the related notes and schedules included or incorporated by reference in the Offering Memorandum fairly present the financial condition of the Company and its subsidiaries on a consolidated basis as of the dates indicated, and the results of operations and changes in financial position of the Company and its subsidiaries on a consolidated basis for the periods therein specified, in each case, in conformity with Canadian generally accepted accounting principles consistently applied throughout the periods involved (except as otherwise expressly stated therein).
          (r) No Material Adverse Effect has occurred, whether or not arising in the ordinary course of business, nor has any Material Adverse Effect occurred in the ability of the Company or the Guarantors to perform their respective obligations under this Agreement, from that set forth in the Offering Memorandum.
          (s) No stop order, restraining order, injunction or denial of an application for approval has been issued, and no proceedings, litigation or investigations have been initiated or threatened, by or before the Commission or any other Agency (including any court) of the United States or the State of New York with respect to the commencement or consummation of any of the Exchange Offer, the Solicitation or the execution, delivery or performance of this Agreement or to which the Company or any of its subsidiaries (including the Guarantors) is a party or subject or to which any of the properties of the Company or any of its subsidiaries is subject to, other than proceedings accurately described in all material respects in the Exchange Offer Material and proceedings that would not have a Material Adverse Effect or a material adverse effect on the power or ability of the Company or the Guarantors to perform its obligations under this Agreement, or on the power or ability of the Company or the Guarantors to consummate the Exchange Offer or the Solicitation.
          (t) The Company has, or at the time it becomes obligated to consummate the Exchange Offer, will have, sufficient funds available, and sufficient authority to use such funds under applicable law, to enable it to make payments required in respect of Notes tendered in accordance with the terms and conditions set forth in the Offer Material.

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          (u) On or prior to the Settlement Date, the Company will have made appropriate arrangements, to the extent applicable, with DTC to allow for the book-entry movement of the tendered Old Notes between DTC participants and the Exchange and Information Agent.
          (v) The Company has made or will make any arrangements necessary to be made by it to permit the exchange of New Notes for the Old Notes and settlement of the Exchange Offer to occur on the Settlement Date in the manner described in the Exchange Offer Material.
          (w) Neither the Company nor any of its subsidiaries has sustained since the date of the latest audited financial statements included in the Offering Memorandum any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Offering Memorandum, and, since the respective dates as of which information is given in the Offering Memorandum, there has not been any change in the share capital (other than pursuant to the exercise of employee stock options or pursuant to benefit plans described in the Offering Memorandum) or long-term debt of the Company or any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries otherwise than as set forth or contemplated in the Offering Memorandum. References herein to subsidiaries of the Company shall include, without limitation, Footner and the Steen Entities.
          (x) The Company and its subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them, in each case free and clear of all liens, encumbrances and defects except such as are described in the Offering Memorandum or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and its subsidiaries; and any real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries;
          (y) The memorandum of agreement dated December 9, 1999 between the Company and Grant Forest Products Corp. (the “Memorandum of Agreement”) has not been, in whole or part, amended, replaced, superceded or terminated, in any manner, except as described in the Offering Memorandum;
          (z) The Company has an authorized capitalization as set forth in the Offering Memorandum, and all of the issued and outstanding shares in the capital of the Company have been duly and validly authorized and issued and are fully paid and non-assessable; all of the issued shares in the capital of each subsidiary of the Company that is a corporation have been duly and validly authorized and issued, are fully paid and non-assessable and (other than with respect to the shares of Footner) are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims; one half of the issued shares in the capital of Footner are owned directly by the Company, free and clear of all liens, encumbrances, equities or claims; in the case of each subsidiary of the Company that is a limited partnership, all of the issued and outstanding units of partnership interest have been duly authorized and validly issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims; in the case of each subsidiary of the Company that is a limited liability company, all of the issued and outstanding membership interests have been duly authorized and validly issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims.

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          (aa) The statements set forth in the Offering Memorandum under the caption “Description of New Notes”, insofar as they purport to constitute a summary of the terms of the New Notes, and under the captions “The Exchange Offer and Consent Solicitation”, “Description of Collateral and Security”, “Description of Additional Indebtedness” and “Canadian Federal Income Tax Considerations”, and “United States Federal Income Tax Considerations”, insofar as they purport to describe the provisions of the laws and documents referred to therein, fairly summarize such provisions in all material respects.
          (bb) No consent, approval, authorization, order, registration or qualification (“Governmental Authorization”) of or with any Agency is required to effect payments of principal, premium, if any, and interest on the New Notes.
          (cc) The Company and each of its subsidiaries have all licenses, franchises, permits, authorizations, approvals and orders and other concessions of and from all Agencies that are necessary to own or lease their properties and conduct their businesses except such as are described in the Offering Memorandum or such as would not individually or in the aggregate have a Material Adverse Effect.
          (dd) Neither the Company, nor any person acting on its behalf (other than the Financial Advisor, with respect to which no representations or warranties are given), has, directly or indirectly, (i) made offers or sales of any security, or solicited offers to buy any security, under circumstances that would require the distribution of the New Notes in any Canadian province to be qualified by a prospectus filed in accordance with the securities laws, and the regulations thereunder, of, and the applicable published rules, policy statements, blankets orders and notices of the securities regulatory authorities in, such province (the “Canadian Securities Laws”) or (ii) has engaged in any advertisement of the New Notes in any printed media of general and regular paid circulation, radio or television or any other form of advertising in connection with the offer and sale of the New Notes in such province.
          (ee) The selected consolidated financial and other data included in the Offering Memorandum present fairly the information shown therein and have been compiled on a basis consistent with that of the Company’s consolidated financial statements included in the Offering Memorandum, except as otherwise stated therein.
          (ff) Except as disclosed in the Offering Memorandum, no labor dispute with the employees of the Company or any subsidiary exists or, to the knowledge of the Company or any of its subsidiaries, is imminent, and the senior officers of the Company are not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries’ principal suppliers, manufacturers, customers or contractors, which, in either case, may reasonably be expected to result in a Material Adverse Effect.
          (gg) Except as disclosed in the Offering Memorandum or as would not individually or in the aggregate have a Material Adverse Effect, (A) the Company and its subsidiaries are in compliance with all applicable Environmental Laws (as defined below), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental laws and are each in compliance with their requirements, (C) there are no pending or threatened Environmental Claims (as defined below) against the Company or any of its subsidiaries and (D) there are no circumstances with respect to any property or operations of the Company or its subsidiaries that could reasonably be anticipated to form the basis of an Environmental Claim against the Company or its subsidiaries.
For purposes of this Agreement, the following terms shall have the following meanings: “Environmental Law” means any United States or Canadian (or other applicable jurisdiction’s) federal, provincial, state,

12

local or municipal statute, law, rule, regulation, ordinance, code or rule of common law and any judicial or administrative interpretation thereof including any applicable and binding judicial or administrative order, consent decree or judgment relating to the environment, health, safety or any chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental authority. “Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating in any way to any Environmental Law.
          (hh) No withholding tax imposed under the federal laws of Canada or a province or territory thereof will be payable in respect of the payment of the fees contemplated by Section 5 of this Agreement by the Company to the Financial Advisor so long as it is not, and is not deemed to be, a resident of Canada for the purposes of the Income Tax Act (Canada), provided that the Financial Advisor deals at arm’s length with the Company (as such term is understood for purposes of the Income Tax Act (Canada)), and to the extent that such fees are payable in respect of services rendered by the Financial Advisor outside of Canada that are performed in the ordinary course of business carried on by the Financial Advisor outside of Canada that includes the performance of such services for a fee.
          (ii) No goods and services tax imposed under the federal laws of Canada or retail or provincial sales tax imposed under the laws of a province or territory of Canada will be payable by the Company or collectable by the Financial Advisor in respect of the payment of fees pursuant to Section 5 of this Agreement to the Financial Advisor so long the Financial Advisor is a non-resident of Canada for purposes of the Excise Tax Act (Canada) and provided that such fees are in respect of services performed by the Financial Advisor outside of Canada.
     9. Conditions. The Financial Advisor shall be entitled to withdraw as Financial Advisor in connection with the Exchange Offer and the Solicitation, at any time, if conditions set forth in this Section 9 are not met, and the obligations of the Financial Advisor hereunder shall at all times be subject, in its discretion, to the conditions that:
          (a) All representations and warranties and other statements of each of the Company and the Guarantors contained herein are now, and at all times during the Exchange Offer and the Solicitation and until the tendered Old Notes are exchanged for New Notes will be, true and correct in all respects.
          (b) Each of the Company and the Guarantors at all times during the Exchange Offer and the Solicitation shall have performed, in all material respects, all of its obligations hereunder which are required to have been performed. On the date or dates on which the Old Notes are exchanged by the Company pursuant to the Exchange Offer and the Solicitation, all conditions to the consummation of the Exchange Offer and the Solicitation set forth in the Exchange Offer Material shall have been satisfied in all material respects without waiver and all other transactions contemplated by the Exchange Offer Material to be consummated simultaneously with or prior to the consummation of the Exchange Offer shall have consummated or shall be consummated simultaneously.
          (c) On the date hereof and on the Settlement Date, Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Company and the Guarantors, shall have furnished to you their written opinion, dated the respective date of delivery thereof in substantially the form of Exhibit B attached hereto and to such other effect as counsel to the Financial Advisor may reasonably request on the Settlement Date concerning the Security Documents, and a “Black Box” letter with respect to the registration of the distribution of the New Notes and, in the event that the Exchange Offer and/or Solicitation is amended or supplemented (other than to extend the expiration date for the Exchange Offer and/or Solicitation), to such other effect as counsel to the Financial Advisor may reasonably request.

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          (d) On the Settlement Date, Dorsey & Whitney LLP, special Minnesota counsel for the Company, shall have furnished to you their written opinion, dated the date of delivery thereof in substantially the form of Exhibit C attached hereto and to such other effect as counsel to the Financial Advisor may reasonably request concerning the Security Documents and, in the event that the Exchange Offer and/or Solicitation is amended or supplemented (other than to extend the expiration date for the Exchange Offer and/or Solicitation), to such other effect as counsel to the Financial Advisor may reasonably request.
          (e) On the date hereof Blake, Cassels & Graydon LLP, Canadian counsel for the Company and the Guarantors, shall have furnished to you their written opinion, dated the respective date of delivery thereof in substantially the form of Exhibit D1 attached hereto and on the Settlement Date, Blake, Cassels & Graydon LLP shall have furnished to you their written opinion, dated the respective date of delivery thereof in substantially the form of Exhibit D2 attached hereto and to such other effect as counsel to the Financial Advisor may reasonably request concerning the Security Documents and, in the event that the Exchange Offer and/or Solicitation is amended or supplemented (other than to extend the expiration date for the Exchange Offer and/or Solicitation), to such other effect as counsel to the Financial Advisor may reasonably request.
          (f) On the Settlement Date, Stewart McKelvey, special Nova Scotia counsel for the Company, shall have furnished to you their written opinion, dated the date of delivery thereof in substantially the form of Exhibit E attached hereto and to such other effect as counsel to the Financial Advisor may reasonably request concerning the Security Documents and, in the event that the Exchange Offer and/or Solicitation is amended or supplemented (other than to extend the expiration date for the Exchange Offer and/or Solicitation), to such other effect as counsel to the Financial Advisor may reasonably request.
          (g) On the date hereof and on the Settlement Date, Shearman & Sterling LLP, United States counsel to you, shall have furnished to you their written opinion, dated the respective date of delivery thereof with respect to such matters as you may reasonably request.
          (h) On the Settlement Date, Borden Ladner Gervais LLP, special Canadian counsel to you, shall have furnished to you their written opinion, dated the respective date of delivery thereof with respect to such matters as you may reasonably request.
          (i) On the date hereof, on the Early Participation Date and on the Settlement Date, Deloitte & Touche LLP shall have furnished to you a letter or letters, dated the respective date of delivery thereof , in form and substance satisfactory to counsel for the Financial Advisor with respect to the audited and unaudited financial information in the Offering Memorandum.
          (j) Each of the Security Documents shall have been duly executed and delivered by each of the Company and the applicable Guarantors and shall be in full force and effect.
          (k) The Company shall have furnished to you, on the date hereof and on the Settlement Date, a certificate, dated the date of delivery thereof, of the Chief Executive Officer or the Chief Financial Officer of the Company, in which such officer shall state that, to the best of his knowledge after reasonable investigation: (i) the representations and warranties of the Company in this Agreement are true and correct with the same effect as though such representations and warranties had been made at and as of the date of such certificate (other than such representations and warranties which are made as of a specified date), (ii) the Company has complied in all material respects with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the date of such certificate and (iii) no proceeding has been initiated, or to the best of such officer’s knowledge

14

threatened, to restrain or enjoin the Exchange Offer or the Solicitation or the exchange of Old Notes by the Company pursuant to the Exchange Offer or the receipt of Consents pursuant to the Solicitation.
          (l) On the Settlement Date, the Company shall have furnished to you a certificate dated the date of delivery thereof, of the Chief Executive Officer and the Chief Financial Officer of the Company, in which such officers shall state that to the best of their knowledge after reasonable investigation:
               The Company and its subsidiaries (i) are Solvent on the date of such certificate immediately prior to the consummation of the transactions contemplated herein and in the Offering Memorandum and (ii) will be Solvent upon consummation of the transactions contemplated herein and in the Offering Memorandum. As used in this paragraph, the term “Solvent” means, with respect to a particular date, that on such date
(i) the present fair market value of the assets of the Company and its subsidiaries on a going concern basis are not less than the total amount of the total existing debts and liabilities of the Company (including contingent liabilities) as they become absolute and matured,
(ii) the Company and its subsidiaries are able generally to pay their debts and other liabilities, contingent obligations and commitments as they mature and become due in the ordinary course of business,
(iii) assuming consummation of the issuance of the Securities as contemplated by this Agreement and the Offering Memorandum and the consummation of the Company’s exchange offer and consent solicitation, announced on February 15, 2008 (the “Exchange Offer”), as contemplated by the confidential offering memorandum and consent solicitation statement dated as of February 15, 2008, the Company and its subsidiaries are not incurring debts or liabilities beyond their ability generally to pay as such debts and liabilities mature in the ordinary course of business ,
(iv) the Company and its subsidiaries are not engaged in any business or transaction, and do not propose to engage in any business or transaction, for which their property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which the Company and its subsidiaries are engaged, and
(v) neither the Company nor any of its subsidiaries are a defendant in any civil action that would result in a judgment that the Company and its subsidiaries are or would become unable to satisfy.
          (m) On or prior to the Settlement Date, in the sole opinion of the Financial Advisor, none of the circumstances described in Section 11(b)(v) shall have arisen.
          (n) The Company shall have furnished to you on each of the date hereof and on the Settlement Date such further information, such other certificates and documents as you may reasonably request.
     10. Indemnification. (a) The Company and the Guarantors agree (each an “Indemnifying Person”), jointly and severally (i) to hold harmless and indemnify you (including any affiliated companies) and any officer, member, director, partner, employee or agent of you or any of such affiliated companies and any entity or person controlling (within the meaning of Section 20(a) of the Exchange

15

Act) ) you, including any affiliated companies (collectively the “Indemnified Persons”) against any losses, claims, damages, liabilities and expenses, or action in respect thereof (each a “Loss” and collectively “Losses”), (A) which arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in the Exchange Offer Material or any material used by the Company in connection with, or authorized by the Company for use in connection with, the Exchange Offer or the Solicitation or the transactions contemplated thereby, or in any amendment or supplement to any of the foregoing, or which arises out of or is based on the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable in any such case to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Exchange Offer Material or any material used by the Company in connection with, or authorized by the Company for use in connection with, the Exchange Offer and the Solicitation or the transactions contemplated thereby, or in any amendment or supplement to any of the foregoing in reliance upon and in conformity with written information furnished to the Company by the Financial Advisor expressly for use therein; or (B) which arises out of or is based upon any breach or alleged breach by the Company of any representation or warranty or failure to comply with any agreement set forth herein; or (C) which arises out of or is based upon a withdrawal, rescission, termination or modification of or a failure to make or consummate the Exchange Offer or the Solicitation or failure to comply with the terms and conditions specified in the Exchange Offer Material; or (D) otherwise arising out of, relating to or in connection with the Exchange Offer or the Solicitation, the other transactions described in the Exchange Offer Material or your services as Financial Advisor hereunder and (ii) to indemnify and hold such Indemnified Persons harmless against any other Loss which otherwise arises out of or is based upon or asserted against such Indemnified Persons in connection with your acting as Financial Advisor in connection with the Exchange Offer or the Solicitation or rendering any financial advisory services to the Company in connection with the Exchange Offer or the Solicitation, except to the extent such Loss referred to in Clause (i)(D) above or in this clause (ii) has been finally judicially determined to have resulted primarily from the gross negligence, bad faith or willful misconduct of such Indemnified Persons in performing the services that are the subject of this Agreement, other than any Loss arising out of or resulting from actions performed at the request of, with the consent of, or in conformity with actions taken or omitted to be taken by the Company. The Company also agrees to indemnify, hold harmless against and reimburse such Indemnified Persons for (i) any and all expenses whatsoever (including legal and other fees and expenses) reasonably incurred by you in connection with investigating, preparing for, defending or providing evidence (including appearing as a witness) with respect to any action, claim, investigation, inquiry, arbitration or other proceeding referred to in this Section 10 or enforcing this Agreement, whether or not in connection with pending or threatened litigation in which the Financial Advisor is a party and whether or not resulting in any liability, within a reasonable time after such expenses are incurred and a reasonably detailed itemized statement thereof has been submitted to the Company, and (ii) any amount paid in settlement of any litigation, commenced or threatened, or of any claim whatsoever as set forth herein if such settlement is effected with the written consent of the Company as provided herein, subject to the limitation set forth in subsection (b) below.
          (b) Promptly after receipt by the Financial Advisor under subsection (a) above of notice of the commencement of any action, the Financial Advisor shall, if a claim in respect thereof is to be made against an Indemnifying Person under such subsection, notify the Company in writing of the commencement thereof; but the failure to so notify the Company shall relieve the Company from any liability which it may have hereunder only if, and to the extent that, such failure results in the forfeiture by the Indemnifying Person of substantial rights and defenses or otherwise materially prejudices the Company, and will not in any event relieve the Indemnifying Person from any other obligation or liability that it may have to the Financial Advisor other than under this Agreement. In case any such action shall be brought against the Financial Advisor and they shall notify the Company of the commencement thereof, the Indemnifying Person shall be entitled to participate therein and to assume the defense thereof,

16

with counsel reasonably satisfactory to the Financial Advisor at the Indemnifying Person’s expense and, after notice from the Indemnifying Person to the Financial Advisor of its election to so assume the defense thereof, the Indemnifying Person shall not be liable to the Financial Advisor under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by the Financial Advisor, in connection with the defense thereof other than reasonable costs of investigation. Notwithstanding the election of the Indemnifying Person to assume the defense of such litigation or proceeding, the Financial Advisor shall have the right to employ separate counsel and to participate in the defense of such litigation or proceeding, and the Indemnifying Person shall bear the reasonable fees, costs and expenses of such separate counsel and shall pay such fees, costs and expenses at least quarterly if (i) in the reasonable judgment of the Financial Advisor the use of counsel chosen by the Indemnifying Person to represent the Indemnified Person would present such counsel with a conflict of interest, (ii) the defendants in, or targets of, any such litigation or proceeding include both the Financial Advisor and the Indemnifying Person, and the Financial Advisor shall have reasonably concluded that there may be legal defenses available to them or to other indemnified parties which are different from or additional to those available to the Indemnifying Person (in which case the Indemnifying Person shall not have the right to direct the defense of such action on behalf of the Financial Advisor), (iii) the Indemnifying Person shall not have employed counsel satisfactory to the Financial Advisor, in the exercise of the Financial Advisor’ reasonable judgment, to represent the Financial Advisor within a reasonable time after notice of the institution of such litigation or proceeding or (iv) the Indemnifying Person shall authorize in writing the Financial Advisor to employ separate counsel at the expense of the Indemnifying Person; provided, however, that the Indemnifying Person shall not, in connection with any one such action or separate but substantially similar actions arising out of the same general allegations, be liable for the fees and expenses of more than one separate firm of attorneys at any time for the Financial Advisor except to the extent that local counsel, in addition to its regular counsel, is required in order to effectively defend against such action. The Company shall not, without the written consent of the Financial Advisor, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Financial Advisor is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the Financial Advisor from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of the Financial Advisor. The Company shall not be liable for any settlement or compromise, or consent to the entry of judgment in, a pending or threatened proceeding effected without its consent (which consent shall not be unreasonably withheld), unless the settlement is entered into more than forty-five days after the Company shall have received a request from the Financial Advisor for reimbursement for the fees and expenses of counsel (in any case where the Financial Advisor is entitled to reimbursement of such fees and expenses under subsection (a) above) and, prior to the date of such settlement, the Indemnifying Person shall have failed to comply with such reimbursement request. In any action or proceeding the defense of which the Indemnifying Person assumes, the Financial Advisor shall have the right to participate in such litigation and retain their own counsel at the Financial Advisor’s own expense. The foregoing indemnification commitments shall apply whether or not the Financial Advisor is a formal party to such litigation or proceeding.
          (c) If the indemnification provided for in this Section 10 is unavailable to or insufficient to hold harmless the Financial Advisor under subsection (a) above in respect of any Losses, then each Indemnifying Person shall contribute to the amount paid or payable by the Financial Advisor as a result of such Losses in such proportion as is appropriate to reflect the relative economic benefits received or anticipated to be received by the Company on the one hand and the Financial Advisor on the other from the Exchange Offer and the Solicitation, subject to the limitation that in any event the aggregate contribution by the Financial Advisor to all Losses with respect to which contribution is available hereunder shall not exceed the fees actually received by the Financial Advisor in connection

17

with their engagement hereunder. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law then the Indemnifying Person shall contribute to such amount paid or payable by the Financial Advisor in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Guarantors on the one hand and the Financial Advisor on the other as well as any other relevant equitable considerations. The relative economic benefits of the Company and the Guarantors on the one hand and you on the other shall be deemed to be in the same proportion as the maximum aggregate value of the Old Notes exchanged by the Company pursuant to the Exchange Offer and the Solicitation bears to the aggregate fees paid to you pursuant to Section 5 of this Agreement as a result of such Exchange Offer and Solicitation. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and the Guarantors on the one hand or you on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Guarantors and you agree that it would not be just and equitable if contribution pursuant to this subsection (c) were determined by pro rata allocation (even if you were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (c). The amount paid or payable by the Financial Advisor as a result of the losses, claims, damages, reasonable and documented expenses or liabilities (or actions in respect thereof) referred to above in this subsection (c) shall be deemed to include any legal or other expenses reasonably incurred by the Financial Advisor in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.
          (d) The obligations of the Company and the Guarantors under this Section 10 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls the Financial Advisor within the meaning of the Act.
     11. Termination and Survival of Certain Provisions. (a) This Agreement may be terminated by the Company if it determines to terminate or withdraw the Exchange Offer or the Solicitation prior to consummation thereof.
          (b) This Agreement may be terminated by you:
(i)	upon a withdrawal by you as Financial Advisor under the terms hereof;

(ii)	if the Exchange Offer or the Solicitation is terminated, withdrawn or suspended for any reason prior to consummation thereof;

(iii)	if the Company shall have materially breached any of its representations or agreements in this Agreement;

(iv)	if any proceeding, litigation or investigation has been initiated that is reasonably likely to have a material adverse effect on the Company’s ability to carry out the Exchange Offer or the Solicitation; or

(v)	if, in the sole opinion of the Financial Advisor, there shall have been a change in national or international political, monetary, financial or economic conditions or in currency exchange rates or foreign exchange controls, or international markets, which would make it impracticable or

18

inadvisable to proceed with the proposed Exchange Offer and Solicitation, including but not limited to, the following events:
(1)	any material suspension or material limitation of trading in securities generally on the New York Stock Exchange, the NASDAQ Market or the Toronto Stock Exchange;

(2)	any formal suspension or material limitation of trading of any securities of the Company on the Toronto Stock Exchange;

(3)	any banking moratorium declared by U.S. Federal or New York authorities;

(4)	any major disruption of settlements of securities or clearance services in the United States; or

(5)	any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States, any declaration of war by the U.S. Congress, or any other national or international calamity, emergency or crisis involving the United States.
          (c) The indemnity and contribution agreements contained in Section 10, the expense reimbursement agreements contained in Section 6, the fee agreements contained in Section 5, the covenants and agreements contained in Sections 3, 4, 8, 12 and 16, and the representations and warranties of the Company set forth in this Agreement shall remain operative and in full force and effect regardless of (i) any failure to commence, or the withdrawal, rescission, termination or consummation of, the Exchange Offer or the Solicitation or the termination or assignment of this Agreement, (ii) any investigation made by or on behalf of the Financial Advisor and (iii) the completion of your services hereunder.
     12. No Fiduciary Responsibility. The Company and the Guarantors acknowledge and agree that (i) the Exchange Offer and the Solicitation is an arm’s-length commercial transaction between the Company and the Guarantors, on the one hand, and the holders of the Old Notes, on the other, (ii) in connection with the Exchange Offer and the Solicitation and with the process leading to the Exchange Offer and the Solicitation, the Financial Advisor is acting solely as a principal and not as agent or fiduciary of the Company or the Guarantors, (iii) the Financial Advisor has not assumed a fiduciary responsibility in favor of the Company or the Guarantors with respect to the Exchange Offer and the Solicitation or the process leading thereto (irrespective of whether the Financial Advisor has advised or is currently advising the Company or the Guarantors on other matters) or any other obligation to the Company or the Guarantors except the obligations expressly set forth in this Agreement and (iv) each of the Company and the Guarantors is solely responsible for making its own judgments in connection with the Exchange Offer and the Solicitation and has consulted, and will consult, its own legal advisors to the extent it deems appropriate. Each of the Company and the Guarantors agrees that it will not claim that the Financial Advisor owes an agency, fiduciary or similar duty to the Company or the Guarantors, in connection with any transaction pursuant to, or contemplated by, this Agreement or the process leading thereto.
     13. Consent to Jurisdiction; Service of Process. (a) THE COMPANY AND THE GUARANTORS HEREBY (A) SUBMIT TO THE EXCLUSIVE JURISDICTION OF ANY NEW YORK STATE OR FEDERAL COURT SITTING IN NEW YORK CITY WITH RESPECT TO ANY ACTIONS AND PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT, (B)

19

AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTIONS OR PROCEEDINGS MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE OR FEDERAL COURT, (C) WAIVE THE DEFENSE OF AN INCONVENIENT FORUM AND (D) AGREE THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.
          (b) The Company and the Guarantors irrevocably waive any immunity to jurisdiction to which they may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against them arising out of or based on this Agreement or the transactions contemplated hereby which is instituted in any New York Court. The Company and the Canadian Guarantors have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as their authorized agent (the “Authorized Agent”) upon whom process may be served in any such legal suit, action or proceeding against any or all of the Company and the Canadian Guarantors arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by the Financial Advisor or by any person who controls the Financial Advisor, expressly consent to the jurisdiction of any such court in respect of any such action, and waive any other requirements of or objections to personal jurisdiction with respect thereto. The Company and the Canadian Guarantors represent and warrant that the Authorized Agent has agreed to act as such agent for service of process and agree to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company and the Canadian Guarantors shall be deemed, in every respect, effective service of process upon the Company and the Canadian Guarantors.
          (c) In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than U.S. dollars, the Company and the Guarantors will indemnify the Financial Advisor against any loss incurred by the Financial Advisor as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which the Financial Advisor is able to purchase U.S. dollars with the amount of judgment currency actually received by the Financial Advisor. The foregoing indemnity shall constitute a separate and independent obligation of the Company and the Guarantors and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into U.S. dollars.
     14. Severability. If any provision hereof shall be determined to be invalid, illegal or unenforceable in any respect, such determination shall not affect any other provision hereof, which shall remain in full force and effect so long as the economic or legal substance of the Exchange Offer and the Solicitation and the agreements contained herein are not affected in any manner adverse to any party.
     15. Counterparts. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.
     16. Binding Effect. This Agreement, including any right to indemnity or contribution hereunder, shall inure to the benefit of and be binding upon the Company, you, and each of your and their respective successors. Nothing in this Agreement is intended, or shall be construed, to give to any other person or entity any right hereunder or by virtue hereof.

20

     17. Governing Law; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. EACH OF YOU, THE COMPANY AND THE GUARANTORS WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION, CLAIM, SUIT OR PROCEEDING WITH REGARD TO YOUR ENGAGEMENT HEREUNDER.
     18. Time of Essence. Time is of the essence of this Agreement. As used in this Agreement, the term “business day” means any day other than a Saturday or a Sunday that is not a day on which banking institutions in New York City are generally authorized or obligated by law or executive order to close.
     19. References to Financial Advisor. The Company and the Guarantors agree that any reference to you in the Exchange Offer Material, or in any release or communication relating to the Exchange Offer, is subject to your prior written consent, such consent not to be unreasonably withheld.
     20. Notices. All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally or sent by reputable international courier (postage prepaid) or facsimile transmission (with transmission confirmed), to the parties hereto as follows:
(a)   If to you:
Barclays Capital Inc.
200 Park Avenue
New York, NY 10166
Attn: Liability Management
Facsimile: (212) 412-6867
(b)   If to the Company:
Ainsworth Lumber Co. Ltd.
Suite 3194 Bentall 4
1055 Dunsmuir Street
PO Box 49307
Vancouver, BC V7X 1L3
Attention: Robert Allen
Facsimile: 604-661-3261
Telephone: 604-661-3227
[signature page follows]

21

     Please indicate your willingness to act as Financial Advisor on the terms set forth herein and your acceptance of the foregoing provisions by signing in the space provided below for that purpose and returning to us a copy of this Agreement, whereupon this Agreement and your acceptance shall constitute a binding agreement between us.

Very truly yours, AINSWORTH LUMBER CO. LTD.
By:
Name:
Title:

AINSWORTH ENGINEERED CORP.
By:
Name:
Title:

AINSWORTH ENGINEERED (USA), LLC
By:
Name:
Title:

AINSWORTH CORP.
By:
Name:
Title:

AINSWORTH ENGINEERED CANADA LIMITED PARTNERSHIP
By:
Name:
Title:

Accepted as of the date first set forth above: BARCLAYS CAPITAL INC.
By:
Name:
Title:

EXHIBIT A — OFFERING MEMORANDUM
[REDACTED]

EXHIBIT B — OPINION OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
          (a) To such counsel’s knowledge, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or to which any property of the Company or any of its subsidiaries is subject that would have been required to be disclosed pursuant to Regulation S-K of the Rules and Regulations under the Securities Act, had the Offering Memorandum been included in a registration statement under the Act on Form F-l, that are not so disclosed. Such counsel’s opinion may be based upon its review of documents made available to such counsel by the Company and inquiries of officer’s of the Company, without further investigation by such counsel;
          (b) Ainsworth Engineered (USA), LLC (“Ainsworth USA”) has been duly formed under the laws of the State of Delaware and is in good standing under the laws of the state of Delaware;
          (c) Each of this Agreement, the Exchange Offer, the Solicitation, [the Indenture, the Supplemental Indentures and the Guarantees]1 has been duly authorized by Ainsworth USA;
          (d) [The statements in the Offering Memorandum under the caption “Description of Notes” (other than “Book Entry, Delivery and Form”), insofar as such statements purport to summarize certain provisions of the Notes, the Guarantees and the documents referred to therein, fairly summarize such provisions in all material respects;]1
          (e) This Agreement has been duly executed and delivered by each of the Company and the applicable Guarantors, to the extent such execution and delivery are governed by the laws of the State of New York;
          (f) [Each of the Indenture and the Supplemental Indentures has been duly executed and delivered by the Company and the applicable Guarantors, to the extent such execution and delivery are governed by the laws of the State of New York, and is a valid and binding agreement of the Company and each of the applicable Guarantors, enforceable against the Company and each of the applicable Guarantors in accordance with its terms;]1
          (g) [The New Notes have been duly executed by the Company, to the extent such execution and delivery are governed by the laws of the State of New York, and when duly authenticated by the Trustee and issued and delivered by the Company in exchange for Old Notes in accordance with the terms of this Agreement, the Exchange Offer Materials and the Indenture, the New Notes will constitute valid and binding obligations of the Company entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms;]1
          (h) [Each Guarantee has been duly executed and delivered by the applicable Guarantor, to the extent such execution and delivery are governed by the laws of the State of New York, and when the Notes are issued and delivered by the Company in exchange for Old Notes in accordance with the terms of this Agreement, the Exchange Offer Materials and the Indenture, each such Guarantee will constitute a valid and binding obligation of the applicable Guarantor enforceable against such Guarantor in accordance with its terms;]1
          (i) No Governmental Approval which has not been obtained or taken and is not in full force and effect, is required to authorize, or is required for, the execution or delivery of this Agreement[the Indenture, the Supplemental Indentures, the New Notes or the Guarantees (collectively,

[1]	Include in Settlement Date opinion only.

the “Transaction Documents”)]2 by the Company and the applicable Guarantors, or the consummation by the Company and the Guarantors of the transactions contemplated by this Agreement and the Exchange Offer Materials, including the issue and exchange by the Company of the New Notes for the Old Notes in accordance with the terms of this Agreement and the Exchange Offer Materials, [except as may be required under the Trust Indenture Act]2;
          (j) [The execution and delivery by each of the Company and the applicable Guarantors of each of the applicable Transaction Documents, and the consummation by the Company and the Guarantors of the transactions contemplated by the Exchange Offer Materials and the Transaction Documents, including the issue, sale and exchange of the New Notes for the Old Notes in accordance with the terms of the Exchange Offer Materials, will not (i) constitute a violation of, or a breach or default under, the terms of the Indenture or (A) the indenture, dated as of September 22, 2004, between the Company and The Bank of New York, as trustee, relating to the Company’s Senior Floating Rate Notes due September 30, 2010 and 7.25% Senior Notes due September 30, 2012, as supplemented, (B) the indenture dated as of April 18, 2006 among the Company, the subsidiary guarantors identified therein and The Bank of New York, as trustee, relating to the Company’s US Senior Floating Rate Notes due April 1, 2013, as supplemented, (C) the indenture, dated as of March 3, 2004, between the Company and the Trustee, as trustee, relating to the Company’s 6.750% Senior Notes due March 15, 2014, issued on March 3, 2004, as supplemented, and (D) the indenture, dated as of May 19, 2004, between the Company and The Bank of New York, as trustee, relating to the Company’s 6.750% Senior Notes due March 15, 2014, issued on May 19, 2004, as supplemented, (E) the Credit and Guaranty Agreement, dated June 26, 2007, or (ii) violate or conflict with, or result in any contravention of, any Applicable Law or any Applicable Order. Such counsel need not express any opinion, however, as to whether the execution, delivery or performance by the Company and the Guarantors of the applicable Transaction Documents will constitute a violation of, or a default under, any covenant, restriction or provision with respect to financial ratios or tests or any aspect of the financial condition or results of operations of the Company or any of its subsidiaries;]3
          (k) Under current United States federal income tax law, although the discussion set forth in the Offering Memorandum under the caption “United States Federal Income Tax Considerations” does not purport to summarize all possible United States federal income tax consequences of the purchase, ownership, and disposition of the New Notes by U.S. Holders, such discussion constitutes, in all material respects, a fair and accurate summary of the United States federal income tax considerations that are anticipated to be material to U.S. Holders who exchange the New Notes for the Old Notes pursuant to the Offering Memorandum;
          (l) [The Indenture has been duly qualified under the Trust Indenture Act.]3
          (m) Under the laws of the State of New York relating to personal jurisdiction, the Company has validly and irrevocably submitted to the non-exclusive personal jurisdiction of any federal or state court in the Borough of Manhattan in the City of New York in the State of New York (each a “New York Court”) in any action arising out of or relating to this Agreement [and the Indenture]3 or the transactions contemplated thereby, has validly and irrevocably waived any objection to the venue of a proceeding in any such court, and has validly and irrevocably appointed CT Corporation System as its authorized agent for the purposes described in Section 13 of this Agreement [and Section [12.13] of the Indenture]3; and service of process effected on such agent in the manner set forth in such sections will be

[2]	Include in commencement opinion only.

[3]	Include in Settlement Date opinion only.

effective insofar as the law of the State of New York is concerned to confer valid personal jurisdiction over the Company; and
          (n) The Company is not and, solely after giving effect to the Exchange Offer and the issuance of the New Notes will not be, required to seek an order permitting registration under the Investment Company Act.
          (o) [The changes effected by the Supplemental Indentures conform to the description thereof in the Exchange Offer Material, as amended or supplemented to the date hereof, in all material respects.]3
          (p) [The Old Indentures, as amended by the Supplemental Indentures, comply with the Trust Indenture Act.]3
          (q) The Exchange Offer and the Solicitation, as structured, comply in all material respects with Rule 14e-1 under the Exchange Act.
          (r) In addition, such counsel shall state that it has participated in conferences with officers and other representatives of the Company, Canadian counsel for the Company, representatives of the independent registered public accountants of the Company, and the Financial Advisor and its U.S. and Canadian counsel, at which the contents of the Offering Memorandum and related matters were discussed. Such counsel shall state that it did not participate in the preparation of the documents incorporated by reference in the Offering Memorandum but has, however, reviewed such documents and discussed the business and affairs of the Company with officers and other representatives of the Company. Such counsel shall also state that it does not pass upon, or assume any responsibility for, the accuracy, completeness or fairness of the statements contained or incorporated by reference in the Offering Memorandum and has made no independent check or verification thereof.
     Such counsel shall state that on the basis of the foregoing, no facts have come to its attention that have caused it to believe that the Offering Memorandum, as of its date]4, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except that such counsel need not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom).
          (s) As used in such counsel’s opinion, (i) “Applicable Laws” means the Delaware Limited Liability Company Act and those laws, rules and regulations of the State of New York and the federal laws, rules and regulations of the United States of America, in each case that, in such counsel’s experience, are normally applicable to transactions of the type contemplated by this Agreement [and the other Transaction Documents] (other than the United States federal securities laws, state securities or Blue Sky laws, antifraud laws and the rules and regulations of the Financial Industry Regulatory Authority, Inc.), but without such counsel having made any special investigation as to the applicability of any specific law, rule or regulation; (ii) “Governmental Authorities” means any court, regulatory body, administrative agency or governmental body of the State of New York or the United States of America having jurisdiction over the Company and the Guarantors under Applicable Laws; (iii) “Governmental Approval” means any consent, approval, license, authorization or validation of, or filing, qualification or registration with, any Governmental Authority required to be made or obtained by the Company and the Guarantors pursuant to Applicable Laws, other than any consent, approval, license, authorization,

[4]	In settlement opinion, replace with as of the Early Participation Date and as of the Settlement Date.

validation, filing, qualification or registration that may have become applicable as a result of the involvement of any party (other than the Company and the Guarantors) in the transactions contemplated by this Agreement [and the other Transaction Documents] or because of such parties’ legal or regulatory status or because of any other facts specifically pertaining to such parties; and (iv) “Applicable Orders” means those judgments, orders or decrees identified to such counsel by the Company.

EXHIBIT C — OPINION OF DORSEY & WHITNEY LLP
          (a) The Company has been duly incorporated and is validly existing in good standing as a corporation under the laws of the state of Minnesota.
          (b) The Company has taken all requisite corporate action to authorize the Exchange Offer and the Solicitation and the execution, delivery and performance of this Agreement, the Indenture, the Supplemental Indentures, and the Guarantees (collectively, the “Minnesota Transaction Documents”) and and, insofar as execution and delivery of the Minnesota Transaction Documents is governed by Minnesota law, the Company has duly executed and delivered each of the Minnesota Transaction Documents.
          (c) The execution, delivery and performance of the Minnesota Transaction Documents and the consummation of the Exchange Offer and the Solicitation will not violate or cause a breach of (i) any statute of the State of Minnesota or any rule or regulation of any governmental authority or regulatory body of the State of Minnesota, or any judgment, order or decree known to us and applicable to the Company of any court, governmental authority or arbitrator.
          (d) No consent, approval, authorization of, or registration or filing with, any Minnesota governmental authority is required to be obtained or made by the Company in connection with the due execution, delivery and performance of the Minnesota Transaction Documents or the consummation of the Exchange Offer and the Solicitation.

EXHIBIT D1 — COMMENCEMENT OPINION OF BLAKE, CASSELS & GRAYDON LLP
          (a) The Company has been amalgamated and is validly existing as a corporation under the laws of the Province of British Columbia, is in good standing with respect to filing annual reports with the Office of the British Columbia Registrar of Companies and has all requisite corporate power and capacity to own and lease its properties and to conduct its business as described in the Offering Memorandum;
          (b) Ainsworth Engineered Canada Limited Partnership (“AECLP”) has been organized and is validly existing as a limited partnership under the laws of the Province of British Columbia, is in good standing thereunder and has all requisite corporate power and capacity to own and lease its properties and to conduct its business as described in the Offering Memorandum;
          (c) The Company has an authorized share capital as set forth in the Offering Memorandum;
          (d) Each of the Company and the Canadian Guarantors is qualified as a foreign or extra-provincial corporation for the transaction of business and is in good standing under the laws of each Canadian jurisdiction other than British Columbia (in the case of the Company and Ainsworth Engineered Limited Partnership) and Nova Scotia (in the case of Ainsworth Engineered Corp.) in which it owns or leases any material property or conducts any material business so as to require such qualification;
          (e) To the knowledge of such counsel, there are no legal or governmental proceedings pending to which the Company, the Canadian Guarantors or Footner is a party or to which any property of the Company, the Canadian Guarantors or Footner is the subject which, if determined adversely to the Company, the Canadian Guarantors or Footner, would individually or in the aggregate have a material adverse effect on the current or future financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, other than those described in the Offering Memorandum; and, to such counsel’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others;
          (f) This Agreement has been duly authorized, executed and delivered by the Company and AECLP;
          (g) The Exchange and Information Agent Agreement has been duly authorized, executed and delivered by the Company;
          (h) Footner is a corporation validly subsisting as a corporation under the laws of the Province of Alberta; is in good standing with respect to the filing of annual returns with the Registrar of Corporations for the Province of Alberta; and has all requisite corporate power and capacity to own and lease its properties and carry on its business. The authorized capital of Footner consists of an unlimited number of common shares of which 100 common shares are shown in the corporate records of Footner as having been issued and outstanding as fully paid and non-assessable common shares. The registered owners of those shares as shown in such corporate records are the Company as to 50 common shares and Grant Forest Products Inc. as to 50 common shares;
          (i) None of the execution and delivery of the Exchange and Information Agent Agreement and this Agreement, the compliance by the Company with all of the provisions of this Agreement and the Exchange and Information Agent Agreement, or the consummation of the transactions contemplated herein, therein and in the Exchange Offer Materials (A) will conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default by the Company or the

Canadian Guarantors under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which each of the Company or the Canadian Guarantors is a party, including, without limiting the generality of the foregoing, the Memorandum of Agreement, or by which the Company or the Canadian Guarantors are bound or to which the property or assets of the Company or the Canadian Guarantors are subject, in each case which is material to the business and operations of the Company or the Canadian Guarantors and which such counsel reviewed in connection with its due diligence review of the Company in connection with the offering of the New Notes, (B) will result in any violation of the constating documents of the Company or AECLP, any shareholders’ agreement of the Company or the Canadian Guarantors, in each case, known to such counsel, or any Governmental Authorization of any Agency or (C) will contravene or violate the terms of any judgments, orders or decrees of judicial or administrative tribunals that have jurisdiction over the Company known to such counsel. Such counsel need not express any opinion, however, as to whether the execution, delivery or performance by the Company or the Canadian Guarantors of each of this Agreement and the Exchange and Information Agent Agreement, as the case may be, will constitute a violation of, or a default under, any covenant, restriction or provision thereof with respect to financial ratios or tests on any aspect of the financial condition or results of operations of the Company or any of its subsidiaries;
          (j) (A) No Governmental Authorization of any Agency under the laws of the Province of British Columbia or the federal laws of Canada applicable therein is required for the issue and exchange by the Company of the New Notes for the Old Notes in accordance with the terms of this Agreement and the Exchange Offer Material or the consummation by the Company and the Canadian Guarantors of the transactions contemplated by this Agreement, the Exchange and Information Agent Agreement or the Exchange Offer Material, or the execution and delivery or performance by the Company and the Canadian Guarantors, as the case may be, of the Exchange and Information Agent Agreement or this Agreement and (B) no Governmental Authorization of any Agency in Canada is required to be obtained by the Company in connection with the exchange of the New Notes for the Old Notes in the Canadian provinces in which holders of Old Notes reside;
          (k) The execution and delivery by the Company and the Canadian Guarantors of each of the Transaction Documents, and the consummation by the Company and the Guarantors of the transactions contemplated thereby and by the Exchange Offer Material, including the issue and exchange of the New Notes for the Old Notes in accordance with the terms of this Agreement and the Exchange Offer Materials and the issuance of PIK Notes in accordance with the terms of the New Notes, will not constitute a violation of, or a breach or default under, the credit agreement dated as of September 29, 2006, among the Company and Merrill Lynch Capital Canada, Inc. and the other parties thereto and the Aircraft Lease Agreement, dated as of September 28, 2006, between the Company and GE Canada Leasing Services Company.
          (l) The offer, sale, exchange and delivery of (i) the New Notes to the holders of Old Notes as contemplated in, this Agreement and the Offering Memorandum; and (ii) any PIK Notes issued in accordance with the terms of the New Notes is exempt from the requirement to qualify, by prospectus or otherwise, the distribution of the New Notes or PIK Notes under the securities laws of the Canadian provinces in which holders of Old Notes reside except such filings as may be required after the Settlement Date under applicable Canadian provincial securities laws in such provinces in connection therewith;
          (m) The first trade of: (i) any New Notes issued in exchange for Old Notes; or (ii) PIK Notes issued in accordance with the terms of the New Notes, in or otherwise subject to the securities laws of a jurisdiction of Canada will be deemed to be a distribution and subject to the prospectus requirements of the applicable Canadian securities laws, unless:

(i) the Company is and has been a “reporting issuer” in a jurisdiction of Canada for the four months immediately preceding the trade;
(ii) at the time of the trade, at least four months have elapsed from the date on which the New Notes were originally issued;
(iii) the trade is not a “control distribution” (as defined in applicable securities laws;
(iv) no unusual effort is made to prepare the market or to create a demand for the New Notes or PIK Notes which are the subject of the trade;
(v) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and
(vi) if the selling security holder is an insider or officer of the Company, the selling security holder has no reasonable grounds to believe that the Company is in default of securities legislation.
          (n) The statements set forth in: (A) the U.S. Offering Memorandum under the captions “Risk Factors — Risks Related to the Notes — Your ability to enforce civil liabilities in Canada under U.S. securities laws may be limited” and “Canadian Federal Income Tax Considerations” and incorporated by reference to the Company’s annual report under the caption “Item 4. Information on the Registrant — B. Business Overview — Our Business — Environmental Regulation”; and (B) the Canadian Offering Memorandum insofar as they purport to describe the provisions of Canadian federal or provincial laws and documents referred to therein, are accurate, complete and fair in all material respects;
          (o) No stamp or other issuance or transfer taxes or duties and no withholding taxes are payable by or on behalf of Holders who participate in the Exchange Offer to the Canadian federal government or to any political subdivision or taxing authority thereof or therein (including the Province of British Columbia) in connection with the creation, issuance, sale, exchange and delivery by the Company of the New Notes to or for the account of Holders of Old Notes in the manner contemplated in this Agreement and the Offering Memorandum;
          (p) A British Columbia court of competent jurisdiction (a “British Columbia Court”) would give effect to the choice of law of the State of New York (“New York law”) as the proper law governing this Agreement and the Exchange and Information Agent Agreement, provided that (a) that choice was bona fide and legal, that is either there is a connection between New York and the transaction or the parties did not choose New York law to avoid the application of the law of another jurisdiction with which the transaction has the closest connection; (b) that choice was not contrary to British Columbia’s public policy, that is to its essential public or moral interest (“British Columbia Public Policy”); and (c) the British Columbia legislature has not enacted substantive law which is to apply to the particular situation before the court; and provided that the British Columbia Court would apply British Columbia procedural law in any proceeding arising from the agreements; and such counsel is not aware of any reasons under the laws of the Province of British Columbia and the federal laws of Canada applicable therein that a British Columbia Court would not give effect to the choice of New York law to govern this Agreement and the Exchange and Information Agent Agreement;
          (q) A British Columbia Court would give effect to the appointment by the Company of CT Corporation System as its agent to receive service of process in the United States under this Agreement;

          (r) If this Agreement were sought to be enforced in a British Columbia Court, a British Columbia Court would retain discretion to decline to hear such action if British Columbia were not the most appropriate forum to hear such an action;
          (s) The laws of the province of British Columbia would permit a common law action to be brought in the Supreme Court of British Columbia on a final, conclusive, subsisting, unsatisfied, in personam, civil judgment of a New York Court for a sum certain, that is not impeachable as void or voidable under New York law, within six years of that judgment. In such an action the Court would not consider the merits of the New York proceeding. Provided that the judgment creditor proved on a balance of probabilities that:
(i) the New York Court had jurisdiction under New York law to deal with the New York proceeding and to require the judgment debtor to appear before it;
(ii) either there was a real and substantial connection between the parties, the cause of action and New York or the judgment debtor had attorned to the jurisdiction of the New York Court (and submission by the Company to the jurisdiction of the New York Court in this Agreement would be sufficient for that purpose); and
(iii) the New York Court had granted the New York judgment in the judgment creditor’s favor, the Court would grant judgment enforcing the New York judgment unless the judgment debtor proved on a balance of probabilities that:
(iv) the judgment creditor had committed a fraud on the New York Court leading to its concluding it had jurisdiction under New York law when it did not;
(v) there were new facts, which the judgment debtor could not previously have discovered exercising due diligence, suggesting the judgment creditor had obtained the New York judgment by fraud going to its merits;
(vi) the New York judgment was obtained by a breach of Canadian principles of natural justice with respect to the New York Court’s procedure;
(vii) the New York judgment was contrary to British Columbia Public Policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada), or constituted, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; or
(viii) there was a manifest error on the face of the New York judgment.
The Supreme Court of British Columbia would apply British Columbia law with respect to the procedures for the enforcement of the New York judgment. The Court’s judgment would be in Canadian dollars converted from the currency of the New York judgment at the rate of exchange applicable on a conversion date which would be in the discretion of the Court. If the New York judgment included an interest component it would be included in the principal amount of the British Columbia judgment, with interest accruing on the total from the date of the British Columbia judgment at the British Columbia post-judgment interest rate, which is now 6.00%;

          (t) Such counsel has no reason to believe that courts of British Columbia would consider the enforcement of a judgment given by a court of competent jurisdiction for payment of principal, interest and premium, if any, under the New Notes or PIK Notes to be inconsistent with British Columbia Public Policy or constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws;
          (u) Neither the Company nor any Guarantor is entitled to any immunity on the basis of sovereignty or otherwise in respect of its obligations under this Agreement and could not successfully interpose any such immunity as a defense to any suit or action brought or maintained in respect of its obligations under this Agreement;
          (v) The indemnification and contribution provisions set forth in Section 10 of this Agreement do not contravene British Columbia Public Policy, the laws of British Columbia or the laws of Canada applicable therein;
          (w) No Governmental Authorization of or by any Agency in Canada is required to effect payments of principal, premium, if any, and interest on the New Notes or PIK Notes, the issue and exchange of the New Notes for the Old Notes in accordance with the terms and conditions of this Agreement and the Exchange Offer Materials, or the execution and delivery of the Exchange and Information Agent Agreement or this Agreement;
          (x) No withholding tax imposed under the federal laws of Canada or a province or territory thereof will be payable in respect of the payment or crediting of the fees contemplated by this Agreement by the Company to the Financial Advisor so long as it is not, and is not deemed to be, a resident of Canada for the purposes of the Income Tax Act (Canada), provided that the Financial Advisor deals at arm’s length with the Company (as such term is understood for purposes of the Income Tax Act (Canada)), and to the extent that such commissions are payable in respect of services rendered by the Financial Advisor outside of Canada that are performed in the ordinary course of business carried on by the Financial Advisor outside of Canada that includes the performance of such services for a fee; and
          (y) No goods and services tax imposed under the federal laws of Canada or retail or provincial sales tax imposed under the laws of a province or territory of Canada will be payable by the Company or collectable by the Financial Advisor in respect of the payment of fees pursuant to Section 5 of this Agreement to the Financial Advisor so long as it is a non-resident of Canada for purposes of the Excise Tax Act (Canada); provided that such commissions are in respect of services performed by the Financial Advisor outside of Canada.
          (z) In addition, such counsel shall state that it has participated in conferences with officers and other representatives of the Company, United States counsel to the Company, representatives of the Company’s current independent auditors and representatives of the Financial Advisor and their Canadian and United States counsel at which the contents of the Offering Memorandum and related matters were discussed; it has made no independent investigation or verification of and is not passing upon and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in such documents (other than such conclusions of law as to which an opinion has been separately delivered to the Financial Advisor), and has relied with respect to factual matters, to the extent it has deemed appropriate, on statements by and certificates of officers and other representatives of the Company, copies of which have been provided to the Financial Advisor; under the Securities Act (British Columbia), a material fact, where used in relation to securities issued or proposed to be issued, means a fact that significantly affects, or could reasonably be expected to significantly affect, the market price or value of those securities; it is not qualified to judge the impact that any facts may have in the securities marketplace; and its comments in the following paragraph is based on its experience in practicing British

Columbia securities law and on the meaning of the term “material fact” as stated above and should not be interpreted as an opinion or expert comment in respect of financial facts or the impact of any facts on market prices or values of securities.
     Such counsel shall also state that, on the basis of and relying upon and subject to the foregoing, no facts came to its attention, in its capacity as Canadian counsel for the Company, in connection with the transactions contemplated by the Offering Memorandum that gave it reason to believe that (i) the Offering Memorandum, as of the Applicable Time, included an untrue statement of a material fact or omitted to state a material fact necessary in order to make any statement therein no misleading in light of the circumstances in which it was made within the meaning of the Securities Act (British Columbia) (it being understood that it expresses no opinion with respect to the financial statements, and other financial data derived therefrom, included in or omitted from the Offering Memorandum). As used herein, “Applicable Time” means as at the time and date of the commencement of the Exchange Offer.

EXHIBIT D2 — SETTLEMENT OPINION OF BLAKE, CASSELS & GRAYDON LLP
          (a) The Company has been amalgamated and is validly existing as a corporation under the laws of the Province of British Columbia, is in good standing with respect to filing annual reports with the Office of the British Columbia Registrar of Companies and has all requisite corporate power and capacity to own and lease its properties and to conduct its business as described in the Offering Memorandum;
          (b) Ainsworth Engineered Canada Limited Partnership (“AECLP”) has been organized and is validly existing as a limited partnership under the laws of the Province of British Columbia, is in good standing thereunder and has all requisite corporate power and capacity to own and lease its properties and to conduct its business as described in the Offering Memorandum;
          (c) The Company has an authorized share capital as set forth in the Offering Memorandum;
          (d) Each of the Company and the Canadian Guarantors is qualified as a foreign or extra-provincial corporation for the transaction of business and is in good standing under the laws of each Canadian jurisdiction other than British Columbia (in the case of the Company and Ainsworth Engineered Limited Partnership) and Nova Scotia (in the case of Ainsworth Engineered Corp.) in which it owns or leases any material property or conducts any material business so as to require such qualification;
          (e) To the knowledge of such counsel, there are no legal or governmental proceedings pending to which the Company, the Canadian Guarantors, the Steen Entities or Footner is a party or to which any property of the Company, the Canadian Guarantors, the Steen Entities or Footner is the subject which, if determined adversely to the Company, the Canadian Guarantors, the Steen Entities or Footner, would individually or in the aggregate have a material adverse effect on the current or future financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, other than those described in the Offering Memorandum; and, to such counsel’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others;
          (f) This Agreement has been duly authorized, executed and delivered by the Company and AECLP;
          (g) The Exchange and Information Agent Agreement has been duly authorized, executed and delivered by the Company;
          (h) The New Notes have been duly authorized, executed, issued and delivered by the Company;
          (i) The Guarantees have been duly authorized by AECLP;
          (j) The Indenture has been duly authorized, executed and delivered by the Company and AECLP;
          (k) Each of the Supplemental Indentures has been duly authorized, executed and delivered by the Company and AECLP;
          (l) The Indenture, the Supplemental Indentures and the issuance and exchange of the New Notes for the Old Notes under the Indenture comply, to the extent applicable, with the provisions of the Business Corporations Act (British Columbia); and no registration, filing or recording of the Indenture or any Supplemental Indenture under the laws of British Columbia or the federal laws of Canada applicable therein is necessary in order to preserve or protect the validity or enforceability of the Indenture, the Supplemental Indentures, or the New Notes issued under the Indenture;
          (m) Footner is a corporation validly subsisting as a corporation under the laws of the Province of Alberta; is in good standing with respect to the filing of annual returns with the Registrar of Corporations for the Province of Alberta; and has all requisite corporate power and capacity to own and lease its properties and carry on its business. The authorized capital of Footner consists of an unlimited number of common shares of which 100 common shares are shown in the corporate records of Footner as having been issued and outstanding as fully paid and non-assessable common shares. The registered owners of those shares as shown in such corporate records are the Company as to 50 common shares and Grant Forest Products Inc. as to 50 common shares;
          (n) Steen River Limited Partnership is a limited partnership validly subsisting as a limited partnership under the laws of the jurisdiction of its organization; is in good standing with respect to the filing of annual returns for the jurisdiction of its organization; and has all requisite corporate power and capacity to own and lease its properties and carry on its business. [Include opinion regarding authorized capital of Steen River Limited Partnership.]
          (o) Steen River GP Ltd. is a corporation validly subsisting as a corporation under the laws of the jurisdiction of its organization; is in good standing with respect to the filing of annual returns for the jurisdiction of its organization; and has all requisite corporate power and capacity to own and lease its properties and carry on its business. [Include opinion regarding authorized capital of Steen River GP Ltd.]
          (p) None of the issue and exchange of the New Notes for the Old Notes, the issuance of PIK Notes, the execution and delivery of the Indenture, the Supplemental Indentures, the Exchange and Information Agent Agreement and this Agreement, the compliance by the Company with all of the provisions of this Agreement, the Supplemental Indentures, the Exchange and Information Agent Agreement, the Indenture, the Supplemental Indentures, and the New Notes and PIK Notes, or the consummation of the transactions contemplated herein, therein and in the Exchange Offer Materials (A) will conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default by the Company or the Canadian Guarantors under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which each of the Company or the Canadian Guarantors is a party, including, without limiting the generality of the foregoing, the Memorandum of Agreement, or by which the Company or the Canadian Guarantors are bound or to which the property or assets of the Company or the Canadian Guarantors are subject, in each case which is material to the business and operations of the Company or the Canadian Guarantors and which such counsel reviewed in connection with its due diligence review of the Company in connection with the offering of the New Notes, (B) will result in any violation of the constating documents of the Company or AECLP, any shareholders’ agreement of the Company or the Canadian Guarantors, in each case, known to such counsel, or any Governmental Authorization of any Agency or (C) will contravene or violate the terms of any judgments, orders or decrees of judicial or administrative tribunals that have jurisdiction over the Company known to such counsel. Such counsel need not express any opinion, however, as to whether the execution, delivery or performance by the Company or the Canadian Guarantors of each of this Agreement, the Exchange and Information Agent Agreement, the Indenture, the Supplemental Indentures and the New Notes and PIK Notes, as the case may be, will constitute a violation of, or a default under, any covenant, restriction or provision thereof with respect to financial ratios or tests on any aspect of the financial condition or results of operations of the Company or any of its subsidiaries;

          (q) (A) No Governmental Authorization of any Agency under the laws of the Province of British Columbia or the federal laws of Canada applicable therein is required for the issue and exchange by the Company of the New Notes for the Old Notes in accordance with the terms of this Agreement and the Exchange Offer Material or the consummation by the Company and the Canadian Guarantors of the transactions contemplated by this Agreement, the Indenture, the Supplemental Indentures, the Exchange and Information Agent Agreement, or the Exchange Offer Material, or the execution and delivery or performance by the Company and the Canadian Guarantors, as the case may be, of the Indenture, the Supplemental Indentures, the Exchange and Information Agent Agreement or this Agreement and (B) no Governmental Authorization of any Agency in Canada is required to be obtained by the Company in connection with the exchange of the New Notes for the Old Notes in the Canadian provinces in which holders of Old Notes reside;
          (r) The execution and delivery by the Company and the Canadian Guarantors of each of the Transaction Documents, and the consummation by the Company and the Guarantors of the transactions contemplated thereby and by the Exchange Offer Material, including the issue and exchange of the New Notes for the Old Notes in accordance with the terms of this Agreement and the Exchange Offer Materials and the issuance of PIK Notes in accordance with the terms of the New Notes, will not constitute a violation of, or a breach or default under, the credit agreement dated as of September 29, 2006, among the Company and Merrill Lynch Capital Canada, Inc. and the other parties thereto and the Aircraft Lease Agreement, dated as of September 28, 2006, between the Company and GE Canada Leasing Services Company.
          (s) The offer, sale, exchange and delivery of: (i) the New Notes to the holders of Old Notes as contemplated in, this Agreement and the Offering Memorandum; and (ii) any PIK Notes issued in accordance with the terms of the New Notes is exempt from the requirement to qualify, by prospectus or otherwise, the distribution of the New Notes or PIK Notes under the securities laws of the Canadian provinces in which holders of Old Notes reside except such filings as may be required after the Settlement Date under applicable Canadian provincial securities laws in such provinces in connection therewith;
          (t) The first trade of: (i) any New Notes issued in exchange for Old Notes; or (ii) PIK Notes issued in accordance with the terms of the New Notes, in or otherwise subject to the securities laws of a jurisdiction of Canada will be deemed to be a distribution and subject to the prospectus requirements of the applicable Canadian securities laws, unless:
(i) the Company is and has been a “reporting issuer” in a jurisdiction of Canada for the four months immediately preceding the trade;
(ii) at the time of the trade, at least four months have elapsed from the date on which the New Notes were originally issued;
(iii) the trade is not a “control distribution” (as defined in applicable securities laws;
(iv) no unusual effort is made to prepare the market or to create a demand for the New Notes or PIK Notes which are the subject of the trade;
(v) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and
(vi) if the selling security holder is an insider or officer of the Company, the selling security holder has no reasonable grounds to believe that the Company is in default of securities legislation.

          (u) The statements set forth in: (A) the U.S. Offering Memorandum under the captions “Risk Factors — Risks Related to the Notes — Your ability to enforce civil liabilities in Canada under U.S. securities laws may be limited” and “Canadian Federal Income Tax Considerations” and incorporated by reference to the Company’s annual report under the caption “Item 4. Information on the Registrant — B. Business Overview — Our Business — Environmental Regulation”; and (B) the Canadian Offering Memorandum insofar as they purport to describe the provisions of Canadian federal or provincial laws and documents referred to therein, are accurate, complete and fair in all material respects;
          (v) No stamp or other issuance or transfer taxes or duties and no withholding taxes are payable by or on behalf of Holders who participate in the Exchange Offer to the Canadian federal government or to any political subdivision or taxing authority thereof or therein (including the Province of British Columbia) in connection with the creation, issuance, sale, exchange and delivery by the Company of the New Notes to or for the account of Holders of Old Notes in the manner contemplated in this Agreement and the Offering Memorandum;
          (w) A British Columbia court of competent jurisdiction (a “British Columbia Court”) would give effect to the choice of law of the State of New York (“New York law”) as the proper law governing this Agreement, the Exchange and Information Agent Agreement, the Supplemental Indentures, the Indenture, the Guarantees, the New Notes and PIK Notes stated to be governed by New York law, provided that (a) that choice was bona fide and legal, that is either there is a connection between New York and the transaction or the parties did not choose New York law to avoid the application of the law of another jurisdiction with which the transaction has the closest connection; (b) that choice was not contrary to British Columbia’s public policy, that is to its essential public or moral interest (“British Columbia Public Policy”); and (c) the British Columbia legislature has not enacted substantive law which is to apply to the particular situation before the court; and provided that the British Columbia Court would apply British Columbia procedural law in any proceeding arising from the agreements; and such counsel is not aware of any reasons under the laws of the Province of British Columbia and the federal laws of Canada applicable therein that a British Columbia Court would not give effect to the choice of New York law to govern this Agreement, the Exchange and Information Agent Agreement, the Supplemental Indentures, the Indenture, the Guarantees, the New Notes and PIK Notes;
          (x) A British Columbia Court would give effect to the appointment by the Company of CT Corporation System as its agent to receive service of process in the United States under this Agreement, the Indenture and the Supplemental Indentures;
          (y) If this Agreement, the Indenture, the Supplemental Indentures, the New Notes or PIK Notes were sought to be enforced in a British Columbia Court, a British Columbia Court would retain discretion to decline to hear such action if British Columbia were not the most appropriate forum to hear such an action;
          (z) The laws of the province of British Columbia would permit a common law action to be brought in the Supreme Court of British Columbia on a final, conclusive, subsisting, unsatisfied, in personam, civil judgment of a New York Court for a sum certain, that is not impeachable as void or voidable under New York law, within six years of that judgment. In such an action the Court would not consider the merits of the New York proceeding. Provided that the judgment creditor proved on a balance of probabilities that:
(i) the New York Court had jurisdiction under New York law to deal with the New York proceeding and to require the judgment debtor to appear before it;

(ii) either there was a real and substantial connection between the parties, the cause of action and New York or the judgment debtor had attorned to the jurisdiction of the New York Court (and submission by the Company to the jurisdiction of the New York Court in this Agreement, the Supplemental Indentures and the Indenture would be sufficient for that purpose); and
(iii) the New York Court had granted the New York judgment in the judgment creditor’s favor, the Court would grant judgment enforcing the New York judgment unless the judgment debtor proved on a balance of probabilities that:
(iv) the judgment creditor had committed a fraud on the New York Court leading to its concluding it had jurisdiction under New York law when it did not;
(v) there were new facts, which the judgment debtor could not previously have discovered exercising due diligence, suggesting the judgment creditor had obtained the New York judgment by fraud going to its merits;
(vi) the New York judgment was obtained by a breach of Canadian principles of natural justice with respect to the New York Court’s procedure;
(vii) the New York judgment was contrary to British Columbia Public Policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada), or constituted, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; or
(viii) there was a manifest error on the face of the New York judgment.
The Supreme Court of British Columbia would apply British Columbia law with respect to the procedures for the enforcement of the New York judgment. The Court’s judgment would be in Canadian dollars converted from the currency of the New York judgment at the rate of exchange applicable on a conversion date which would be in the discretion of the Court. If the New York judgment included an interest component it would be included in the principal amount of the British Columbia judgment, with interest accruing on the total from the date of the British Columbia judgment at the British Columbia post-judgment interest rate, which is now 6.00%;
          (aa) Such counsel has no reason to believe that courts of British Columbia would consider the enforcement of a judgment given by a court of competent jurisdiction for payment of principal, interest and premium, if any, under the New Notes or PIK Notes to be inconsistent with British Columbia Public Policy or constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws;
          (bb) Neither the Company nor any Guarantor is entitled to any immunity on the basis of sovereignty or otherwise in respect of its obligations under this Agreement, the Indenture, the Supplemental Indentures, the Guarantees, the New Notes and PIK Notes and could not successfully interpose any such immunity as a defense to any suit or action brought or maintained in respect of its obligations under this Agreement, the Indenture, the Supplemental Indentures, the Guarantees, the New Notes and PIK Notes;

          (cc) The indemnification and contribution provisions set forth in Section 10 of this Agreement do not contravene British Columbia Public Policy, the laws of British Columbia or the laws of Canada applicable therein;
          (dd) The form of global certificate representing the New Notes and PIK Notes has been duly approved by all necessary corporate action and duly adopted by the Company and complies with the provisions of the Business Corporations Act (British Columbia) and any other applicable law of the Province of British Columbia or regulation relating thereto;
          (ee) No Governmental Authorization of or by any Agency in Canada is required to effect payments of principal, premium, if any, and interest on the New Notes or PIK Notes, the issue and exchange of the New Notes for the Old Notes in accordance with the terms and conditions of this Agreement and the Exchange Offer Materials the issuance of PIK Notes in accordance with the terms of the New Notes, or the execution and delivery of the Indenture, the Supplemental Indentures, the Exchange and Information Agent Agreement or this Agreement;
          (ff) No withholding tax imposed under the federal laws of Canada or a province or territory thereof will be payable in respect of the payment or crediting of the fees contemplated by this Agreement by the Company to the Financial Advisor so long as it is not, and is not deemed to be, a resident of Canada for the purposes of the Income Tax Act (Canada), provided that the Financial Advisor deals at arm’s length with the Company (as such term is understood for purposes of the Income Tax Act (Canada)), and to the extent that such commissions are payable in respect of services rendered by the Financial Advisor outside of Canada that are performed in the ordinary course of business carried on by the Financial Advisor outside of Canada that includes the performance of such services for a fee; and
          (gg) No goods and services tax imposed under the federal laws of Canada or retail or provincial sales tax imposed under the laws of a province or territory of Canada will be payable by the Company or collectable by the Financial Advisor in respect of the payment of fees pursuant to Section 5 of this Agreement to the Financial Advisor so long as it is a non-resident of Canada for purposes of the Excise Tax Act (Canada); provided that such commissions are in respect of services performed by the Financial Advisor outside of Canada.
          (hh) In addition, such counsel shall state that it has participated in conferences with officers and other representatives of the Company, United States counsel to the Company, representatives of the Company’s current independent auditors and representatives of the Financial Advisor and its Canadian and United States counsel at which the contents of the Offering Memorandum and related matters were discussed; it has made no independent investigation or verification of and is not passing upon and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in such documents (other than such conclusions of law as to which an opinion has been separately delivered to the Financial Advisor), and has relied with respect to factual matters, to the extent it has deemed appropriate, on statements by and certificates of officers and other representatives of the Company, copies of which have been provided to the Financial Advisor; under the Securities Act (British Columbia), a material fact, where used in relation to securities issued or proposed to be issued, means a fact that significantly affects, or could reasonably be expected to significantly affect, the market price or value of those securities; it is not qualified to judge the impact that any facts may have in the securities marketplace; and its comments in the following paragraph is based on its experience in practicing British Columbia securities law and on the meaning of the term “material fact” as stated above and should not be interpreted as an opinion or expert comment in respect of financial facts or the impact of any facts on market prices or values of securities.

     Such counsel shall also state that, on the basis of and relying upon and subject to the foregoing, no facts came to its attention, in its capacity as Canadian counsel for the Company, in connection with the transactions contemplated by the Offering Memorandum that gave it reason to believe that (i) the Offering Memorandum, as of the Applicable Time, included an untrue statement of a material fact or omitted to state a material fact necessary in order to make any statement therein no misleading in light of the circumstances in which it was made within the meaning of the Securities Act (British Columbia) (it being understood that it expresses no opinion with respect to the financial statements, and other financial data derived therefrom, included in or omitted from the Offering Memorandum). As used herein, “Applicable Time” means as at both 5:00 P.M. New York City time, on the Consent Date and as at the time of settlement on the Settlement Date.

EXHIBIT E — OPINION OF STEWART MCKELVEY
          (a) Ainsworth Engineered Corp. (“Ainsworth Engineered”) is an unlimited liability company duly amalgamated and existing under the laws of the Province of Nova Scotia.
          (b) Ainsworth Engineered is registered to carry on business under the Corporations Registration Act (Nova Scotia) and in good standing as to the payment of fees and the filing of annual returns thereunder.
          (c) Ainsworth Engineered has all necessary corporate power and capacity to own and lease its properties and to conduct its business as described in the Offering Memorandum.
          (d) Ainsworth Engineered has taken all necessary corporate action to authorize the execution and delivery of this Agreement, the Indenture, the Supplemental Indentures, and the Guarantees (collectively, the “Nova Scotia Transaction Documents”) and to the extent that such matters are governed by the laws of the Province of Nova Scotia, each of the Nova Scotia Transaction Documents has been duly executed and delivered by Ainsworth Engineered.
          (e) None of the authorization, execution or delivery of the Nova Scotia Transaction Documents, the performance by Ainsworth Engineered of its obligations under the Transaction Documents or the consummation of the Exchange Offer and Solicitation will result in a violation of the provisions of the memorandum of association or articles of association of Ainsworth Engineered.
          (f) No governmental authorization of any governmental agency under the laws of the Province of Nova Scotia or the federal laws of Canada applicable therein is required for the consummation of the transactions contemplated by the Nova Scotia Transaction Documents, the consummation by the Exchange Offer and the Solicitation or the execution and delivery of the Nova Scotia Transaction Documents.

Commitment Letter
February 15, 2008
Personal and Confidential
Ainsworth Lumber Co., Ltd.
Suite 3194 Bentall 4
PO Box 49307
1055 Dunsmuir Street
Vancouver, BC
Canada V7X1L3
Attention:
Ladies and Gentlemen:
          This commitment letter agreement (together with all exhibits and schedules hereto, the “Commitment Letter”) will confirm the understanding and agreement among [REDACTED] (“[REDACTED]”) and Ainsworth Lumber Co. Ltd., (“you” or the “Company”) in connection with the proposed issuance of an aggregate principal amount of US$50,000,000 of first lien notes (the “First Lien Notes”) to be arranged by Barclays Capital, Inc. (“Barclays Capital”). In connection therewith, you have requested that [REDACTED] commit to purchase the First Lien Notes to the extent that Barclays Capital, after using its commercially reasonable efforts, is unable to syndicate the entire amount of the First Lien Notes.
     I. The Commitment.
          Based on the foregoing, [REDACTED] is pleased to confirm by this Commitment Letter its commitment to you (the “Commitment”) to purchase or cause one or more of its affiliates to purchase up to US$50,000,000 of the First Lien Notes upon the terms and subject to the conditions set forth or referred to in this Commitment Letter and in the Summary of Terms attached hereto as Exhibit A (the “Term Sheet”).
     II. Conditions.
          The commitments and agreements of [REDACTED] described herein are subject to (i) the absence of any event or occurrence which has resulted in or could reasonably be expected to result in any material adverse change in the assets, liabilities, business, operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole (other than any event or occurrence (a) which has been specifically disclosed in the Offering Memorandum relating to the First Lien Notes (the “First Lien Offering Memorandum”); (b) relating to any generally applicable change in laws; or (c) relating to any generally applicable changes in GAAP); (ii) the accuracy and completeness of all representations that the Company and its respective affiliates make to [REDACTED] and all information that you and your affiliates furnish to [REDACTED] (directly or through Barclays Capital or another intermediary); (iii) the First Lien Notes shall have a yield to maturity of not less than [REDACTED]%; (iv) [REDACTED]’s reasonable satisfaction with the terms of the definitive documents, including the terms of any intercreditor agreements with respect to the First Lien Notes, the second lien notes issued pursuant to the Company’s solicitation and exchange offer (the “Second Lien Notes”) and the Company’s existing first lien credit and guaranty agreement dated as of June 26, 2007 (the “Credit Agreement”);

(v) Barclays Capital having used its commercially reasonable efforts to offer and sell the entire amount of the First Lien Notes; (vi) the satisfaction of all conditions to the consummation of the sale of the First Lien Notes as set forth in the First Lien Offering Memorandum; (vii) the receipt by [REDACTED] of a warrant for the purchase of not less than 7,887,998 of the Company’s common shares representing 35% of the outstanding voting stock of the Company as of the date of issue of the Warrant, subject to anti-dilution provisions and other terms set forth in the Term Sheet (the “Warrant”) in consideration for the agreement of [REDACTED] to lend money or make money available through the purchase or by causing one or more of its affiliates to purchase up to $50,000,000 of the First Lien Notes subject to the terms and conditions herein; (viii) an amendment to the Credit Agreement permitting (a) the issuance of the First Lien Notes and the Second Lien Notes; and (b) the other transactions contemplated hereunder, including the issuance of the Warrant and the exercise thereof; (ix) the other conditions set forth herein or in the Term Sheet; (x) the holders of a majority of the common shares of the Company having consented in writing to the terms of the Warrant in a form acceptable to the Toronto Stock Exchange (the “TSX”); and (xi) legal opinions from Canadian and U.S. securities counsel to the Company with respect to the matters set forth on Exhibit B having been provided to [REDACTED] on or prior to closing.
     III. Fees and Expenses.
          In consideration of the execution and delivery of this Commitment Letter by [REDACTED], you agree to pay the fees and expenses of [REDACTED] in connection with this Agreement. Expenses referenced above are in addition to the expenses as set forth in that certain Work Letter dated as of February 1, 2008 between you and [REDACTED].
     IV. Indemnification.
          The Company hereby agrees to indemnify and hold harmless [REDACTED] and each of its affiliates and all their respective officers, directors, partners, trustees, employees, shareholders, advisors, agents, attorneys and controlling persons and each of their respective heirs, successors and assigns (each, an “Indemnified Person”) from and against any and all losses, claims, damages and liabilities to which any Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the First Lien Notes, any of the other transactions contemplated by this Commitment Letter, any other transaction related thereto or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, and to reimburse each Indemnified Person promptly upon demand for all legal and other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein); provided that no Indemnified Person will be entitled to indemnity hereunder in respect of any loss, claim, damage, liability or expense to the extent that it is found by a final, non-appealable judgment of a court of competent jurisdiction that such loss, claim, damage, liability or expense resulted directly from the gross negligence or willful misconduct of such Indemnified Person. In no event will any Indemnified Person be liable on any theory of liability for indirect, special or consequential damages, lost profits or punitive damages as a result of any failure to fund its obligations under the Commitment and First Lien Notes contemplated hereby or otherwise in connection with the Commitment or First Lien Notes. No Indemnified Person will be liable for any damages arising from the use by unauthorized persons of information, projections or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by unauthorized persons.

2

     V. Expiration of Commitment.
          The Commitments will expire at 5:00 p.m., New York City time, on February 15, 2008 unless on or prior to such time you have executed and returned to [REDACTED] a copy of this Commitment Letter. If you do so execute and deliver to [REDACTED] this Commitment Letter, [REDACTED] agrees to hold its Commitments available for you until the earlier of (i) the issuance of US$50,000,000 aggregate principal amount of First Lien Notes (the “Closing Date”) and (ii) 5:00 p.m., New York City time, on March 31, 2008. The Commitments will terminate upon the issuance of the First Lien Notes against payment therefor in full, and you agree to rely exclusively on your rights and the commitments set forth in the First Lien Notes in respect of all extensions of credit to be made on or after the Closing Date. In addition, the Commitment of [REDACTED] hereunder shall be reduced to the extent of any purchase or commitment to purchase obtained in respect of the First Lien Notes in connection with the syndication or offer and sale thereof.
     VI. Confidentiality.
          This Commitment Letter and the terms and conditions contained herein may not be disclosed by the Company to any person or entity (other than to such of your officers, directors, agents and advisors (and such advisors’ officers, directors, agents and advisors) as need to know and agree to be bound by the provisions of this paragraph) without the prior written consent of [REDACTED]; provided that the Company may disclose the existence of and the terms and conditions of this Commitment Letter in the First Lien Offering Memorandum and the Offering Memorandum and Consent Solicitation Statement Relating to the second lien notes of the Company, and otherwise as may be required by applicable laws, including applicable securities laws in the opinion of the Company’s outside securities counsel.
          You acknowledge that [REDACTED] and its affiliates may be providing debt financing, equity capital or other services to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Neither [REDACTED] nor any of its affiliates will use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you in connection with the performance by [REDACTED] or such affiliates of services for other companies, and neither [REDACTED] nor any of its affiliates will furnish any such information to other companies. You also acknowledge that neither [REDACTED] nor any of its affiliates has any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from other companies.
     VII. Assignment and Syndication.
          Subject to the “Warrant Transfers” provision in the Term Sheet, the parties hereto agree that [REDACTED] will have the right to sell, transfer, negotiate or assign its rights and obligations (in whole or in part) under this letter and the Commitment to one or more financial institutions or other institutional investors (or groups thereof).
     VIII. Survival.
          The provisions of this Commitment Letter relating to the payment of fees and expenses, indemnification and contribution and confidentiality and the provisions of Sections VI, VIII, IX and XI hereof will survive the expiration or termination of the Commitments or this Commitment Letter (including any extensions) and the execution and delivery of definitive financing documentation.

3

     IX. Choice of Law; Jurisdiction; Waivers.
          This Commitment Letter will be governed by and construed in accordance with the laws of the State of New York. The Company hereby irrevocably submits to the non-exclusive jurisdiction of any New York State court or Federal court sitting in the County of New York in respect of any suit, action or proceeding arising out of or relating to the provisions of this Commitment Letter and irrevocably agree that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court. The parties hereto hereby waive any objection that they may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. The parties hereto hereby waive, to the fullest extent permitted by applicable law, any right to trial by jury with respect to any action or proceeding arising out of or relating to this Commitment Letter.
     X. Termination Fee.
          The Company shall pursue and support the offer and sale of the First Lien Notes in good faith upon the terms and conditions set forth in the First Lien Offering Memorandum and shall not solicit any proposal for a refinancing, recapitalization or other extraordinary transaction other than the transactions contemplated in the First Lien Offering Memorandum (the “Transactions”), provided that this shall not prevent the Company from receiving any such proposal from a third party and negotiating such proposal with a third party if the Board of Directors of the Company, on advice of its financial and legal advisors, determines that such proposal would reasonably be expected to result in a transaction more favorable to the Company and its shareholders, lenders and holders of outstanding senior unsecured notes than the Transactions (a “Superior Proposal”).  Following the good faith determination by the Board of Directors of the Company, after consultation with its financial and legal advisors, that it can no longer support or recommend the Transactions and instead supports and recommends the Superior Proposal, the Company shall promptly (in any event no later than one (1) business day following such determination) inform [REDACTED] of its intention to accept the Superior Proposal.  If the Board of Directors accepts a Superior Proposal, the Company may terminate this Commitment Letter, provided that in any event the Company shall pay to [REDACTED] a termination fee in the amount of [REDACTED] in cash within two (2) business days of entering into a binding agreement with respect to the Superior Proposal (whether or not this Commitment Letter was terminated by the Company). The parties acknowledge that the payment set forth in this section is a payment of liquidated damages which is a genuine pre-estimate of the damages [REDACTED] will suffer or incur as a result of the event giving rise to such payment and is not a penalty. For greater certainty, [REDACTED] agrees that payment of the amount set forth in this section in the manner provided in respect thereof is the sole monetary remedy of [REDACTED] for the events described in this section.
     XI. Withholding.
          The issuance and delivery of the Warrant in accordance with the terms hereof will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities or expenses related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter, the “Taxes”), unless the Company is required to withhold or deduct any amount for or on account of Taxes by law or by the interpretation or administration thereof. If the Company is required to withhold or deduct any amount for or on account of such Taxes in respect only of the issuance and delivery of the Warrant (and for clarity, not from any amounts paid or credited under this Commitment Letter or payments on or proceeds realized from the Warrant), the Company will remit such Taxes.

4

          The Company will furnish [REDACTED], within 30 days after the date the payment of any Taxes described in the preceding paragraph is due pursuant to applicable law, evidence of such payment by the Company. In the event that the Company fails to withhold, deduct or remit any such Taxes, the Company will indemnify and hold harmless each Indemnified Person and will, upon written request of [REDACTED], reimburse each Indemnified Person for the amount of (x) any such Taxes so levied or imposed and paid by such Indemnified Person and (y) any Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (x).
     XII. Miscellaneous.
          This Commitment Letter may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument. Delivery of an executed signature page of this Commitment Letter by facsimile transmission will be effective as delivery of a manually executed counterpart hereof. This Commitment Letter may not be amended or waived except by an instrument in writing signed by each of [REDACTED] and you.
          The Company may not assign any of its rights, or be relieved of any of its obligations hereunder, without the prior written consent of [REDACTED] (and any purported assignment without such consent will be null and void). In connection with any sale, transfer, negotiation or assignment of all or a portion of the Commitments, [REDACTED] will not be relieved from its obligations hereunder with respect to the Commitments (unless consented to by the Company).
          This Commitment Letter and the attached Exhibits and Schedules set forth the entire understanding of the parties hereto as to the scope of the Commitments and the obligations of [REDACTED] hereunder. This Commitment Letter supersedes all prior understandings and proposals, whether written or oral, between [REDACTED] and you relating to the First Lien Notes or the transactions contemplated hereby.
          This Commitment Letter has been and is made solely for the benefit of the parties signatory hereto, the Indemnified Persons, and their respective heirs, successors and assigns, and nothing in this Commitment Letter, expressed or implied, is intended to confer or does confer on any other person or entity any rights or remedies under or by reason of this Commitment Letter or the agreements of the parties contained herein.
          You acknowledge that [REDACTED] may be (or may be affiliated with) full service financial firms and as such from time to time may, together with its affiliates, effect transactions for their own account or the account of customers, and hold long or short positions in debt or equity securities or loans of companies that may be the subject of the transactions contemplated by this Commitment Letter. You hereby waive and release, to the fullest extent permitted by law, any claims you have with respect to any conflict of interest arising from such transactions, activities, investments or holdings, or arising from the failure of [REDACTED] or any of its respective affiliates to bring such transactions, activities, investments or holdings to your attention.
          You agree to provide us, prior to the Closing Date, with all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the U.S.A. Patriot Act.

5

          If you are in agreement with the foregoing, kindly sign and return to us the enclosed copy of this Commitment Letter.

Very truly yours, [REDACTED]
By:
Name:
Title:

Accepted and agreed to as of the
date first above written:
Ainsworth Lumber Co. Ltd.

By:
Name:
Title:

EXHIBIT A TO COMMITMENT LETTER
SUMMARY OF TERMS OF FIRST LIEN NOTES AND WARRANT
          Set forth below is a summary of certain of the terms of the First Lien Notes, the Warrant and the documentation related thereto. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Commitment Letter to which this Summary of Terms is attached and of which it forms a part.
     I. FIRST LIEN NOTES
     As described in the First Lien Offering Memorandum.
     II. WARRANT TERMS
As described below, except to the extent more specifically addressed in the form of Warrant attached hereto.

Issuer	The Company.

Holder	[REDACTED] or a designee thereof.

Condition	The Warrant shall be issued by the Company only if at least US$50 million of First Lien Notes are issued by the Company on the terms and conditions set forth in the First Lien Offering Memorandum.

Issue Date	The closing date of the issuance of the First Lien Notes (the “First Lien Notes Closing Date”).

Warrant Shares	Warrant exercisable in whole or in part for up to 7,887,998 common shares of the Company, representing 35% of the Company’s outstanding common shares on the issuance date of the Warrant, after giving effect to the exercise of the Warrant; provided, that if the Company issues common shares or convertible securities at less than 95% of the then current market value on the TSX, the number of shares that may be acquired upon exercise of the Warrant shall be increased proportionately to the extent the issue price for such common shares or convertible securities is less than 95% of the current market value thereof; provided, further, that in no event shall the Warrant be exercisable into a number of shares equal to less than 25% of the Company’s outstanding common shares after giving effect to the exercise of the Warrant except as provided in the Warrant.

Exercise Price	CDN$.01 per share.

A-1

Exercise Period	Begins on the earlier of (x) the date that is three years and six months from the First Lien Notes Closing Date and (y) the date that is three business days following the public announcement of quarterly results after the end of the first annual or Fiscal Quarter for which the LTM (including such Fiscal Quarter) Adjusted EBITDA (as defined in the First Lien Offering Memorandum) of the Company is greater than CDN$200,000,000.

Expiration Date	Maturity date of the First Lien Notes.

Redemption Period	Five years from the date of issuance, at the option of the Company; provided, that in the event of a change of control of the Company the Company shall redeem the Warrant, to the extent not yet exercised, no later than concurrently with the closing of such change of control transaction, for a price equal to the greater of (x) the Redemption Price or (y) (i) the price per share paid in such change of control transaction less the Exercise Price, multiplied by (ii) the number of common shares into which the warrants are exercisable.

Redemption Price	Subject to the Redemption Floor, (i) (a) the average closing price of Company common for the 90 days prior to the date of redemption less (b) the Exercise Price multiplied by (ii) the number of warrant shares into which the warrants are exercisable. Warrant must be redeemed in whole, not in part.

Redemption Floor	CDN$31,000,000, accreting at 18% per annum through the date of Redemption.

Registration	The Warrants will not be registered in the United States or listed on the TSX, but the common shares into which the Warrants are exercisable shall be conditionally approved for listing in the normal manner on the TSX as of the First Lien Notes Closing Date. [REDACTED] shall be given registration rights in Canada exercisable from time to time in the event it is a “control person” with respect to the Company.

Warrant Transfers	The Warrant shall be transferable in whole or in part other than to West Fraser, Canfor, LP, Weyco, Grant, Norbord/Brookfield, GP/Koch, Boise/Madison, Dearborn, Tolko, Huber, Kruger, RoyOMartin, Langboard, Jolina, Plum Creek, Roseburg, Potlach, Temple-Inland, Kronoswiss, Egger and Masisa S.A.

or their affiliates or any entity that acquires all or substantially all of their respective OSB assets or businesses.

Additional Company Requirements	Except with the prior written consent of Warrantholders holding, in aggregate, a majority of the outstanding Warrants, the Company will use its commercially reasonable efforts to (i) remain a reporting issuer in good standing under Canadian securities legislation and (ii) maintain the listing of its common shares on the TSX.

Governing Law and Forum	British Columbia

EXHIBIT B TO COMMITMENT LETTER
Legal Opinions with respect to the First Lien Notes and Warrant
1. Due incorporation, valid existence and requisite corporate power and capacity to carry on the Company’s business and own its property and assets.
2. Full corporate power and authority to enter into this Agreement and the agreements contemplated by this Agreement, including the Warrant, registration rights agreement, the indenture in respect of the Notes, and the supplemental indentures contemplated by the Exchange Offer and Consent Solicitation and the security granted in respect of the Notes (the “Agreements”), and to complete the Exchange Offer and Consent Solicitation. All such agreements are enforceable in accordance with their terms, subject to customary qualifications. [Enforceability to be provided by Canadian or NY counsel as applicable]
3. The execution, delivery and performance of the Agreements and the completion of the Exchange Offer and Consent Solicitation do not violate laws, articles and, to the knowledge of counsel, other agreements and judgments.
4. Notes and Warrants validly issued. [Valid issuance to be provided by Canadian or NY counsel as appropriate]
5. Offer, sale and issuance of the Notes and the Warrant are exempt from prospectus and registration requirements under securities laws in British Columbia and Ontario and no consents or approvals required under securities laws in British Columbia and Ontario.
6. First trade of Notes and PIK Notes, the Warrant and Warrant Shares not subject to prospectus requirements in British Columbia and Ontario provided four months have elapsed from distribution date and other conditions satisfied.
7. Warrant Shares have been reserved for issuance and when issued in accordance with the terms of the Warrant will be validly issued as fully paid and non-assessable.
8. TSX has conditionally approved for listing the Warrant Shares.
9. Security granted in respect of the Notes validly issued and perfected (such opinion to be in the form deliverable pursuant to the Purchase Agreement).

B-1

THE WARRANTS REPRESENTED BY THIS WARRANT CERTIFICATE AND ANY COMMON SHARES ISSUED UPON EXERCISE OF SUCH WARRANTS ARE SUBJECT TO HOLD PERIODS AND RESALE RESTRICTIONS UNDER APPLICABLE CANADIAN SECURITIES LEGISLATION AND MAY NOT BE TRADED EXCEPT AS PERMITTED BY SUCH APPLICABLE CANADIAN SECURITIES LEGISLATION AND THE REGULATIONS THEREUNDER.
THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS FURNISHED TO THE COMPANY AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE CORPORATION PRIOR TO SUCH OFFER, SALE, PLEDGE OR TRANSFER.
THIS CERTIFICATE IS VOID UNLESS EXERCISED ON OR PRIOR TO 4:00 P.M. (VANCOUVER TIME) ON JUNE 24, 2014.
AINSWORTH LUMBER CO. LTD.

W ●	7,887,998 WARRANTS

COMMON SHARE PURCHASE WARRANTS
(referred to as “WARRANTS”)
     THIS IS TO CERTIFY THAT for value received by the Company, [REDACTED] the holder of this Warrant Certificate is entitled to purchase up to 7,887,998 fully paid and non-assessable common shares (the “Common Shares”) in the capital of Ainsworth Lumber Co. Ltd. (the “Company”) at a price (in Canadian funds) per share equal to $0.01, subject to adjustment as hereinafter referred to.
1. Such right to purchase may be exercised by the holder beginning on the earlier of (i) September ●, 2011, and (ii) the date that is three Business Days (as defined in the Terms and Conditions attached hereto) after the first public announcement of quarterly or annual financial results which report Adjusted EBITDA (as defined in the Terms and Conditions attached hereto) for the preceding 12 months in excess of $200,000,000, and ending at 3:59 p.m. (Vancouver time) on June 24, 2014, (the “Time of Expiry”) by surrender of this Warrant Certificate to the Company at its office at Suite 3194, Bentall Four 1055 Dunsmuir Street Vancouver, British Columbia V7X 1L3, together with the subscription form attached hereto duly executed and completed for the number of Common Shares which the holder hereof is entitled to purchase and the purchase price of such Common Shares as herein provided.
2. Subject to applicable securities laws, the Warrants and Warrant Certificates and the rights thereunder are transferable, other than to Industry Participants (as defined in the Terms and Conditions of the Warrants attached hereto), by the holder.
3. The purchase price of the Common Shares subscribed for hereunder shall be paid in cash or by certified cheque or bank draft payable to the order of the Company.

4. Upon such delivery of this Warrant Certificate and payment as aforesaid, the Company shall cause to be issued to the person or persons in whose name or names the Common Shares so subscribed for are to be issued the number of Common Shares to be issued to such person or persons and, subject to Section 4.2 of the attached Terms and Conditions, such person or persons shall become a shareholder or shareholders of the Company in respect of such Common Shares with effect from the date of such delivery and payment and the Company will cause a certificate or certificates evidencing such Common Shares to be delivered to such person or persons or to be mailed to such person or persons at the address or addresses specified in such subscription within five Business Days of such delivery and payment.
5. This Warrant Certificate and other Warrant Certificates are issued under and subject to the Terms and Conditions attached to and forming part of this Warrant Certificate. The Company agrees in favour of the holder of this Warrant Certificate to well and truly perform and carry out all of the acts or things to be done by it as provided under the Terms and Conditions. All initially capitalized terms used in this Warrant Certificate have the respective meanings ascribed thereto in the Terms and Conditions unless otherwise defined herein.
6. The Terms and Conditions attached hereto provide for adjustment in the number of Common Shares to be delivered upon the exercise of the right of purchase hereby granted and to the Exercise Price in certain events therein set forth.
7. The holder of this Warrant Certificate shall not constitute a shareholder of the Company nor entitle such holder to any right or interest in respect hereof except as herein and in the attached Terms and Conditions expressly provided.
8. Nothing contained herein or in the attached Terms and Conditions shall confer any right upon the holder hereof to subscribe for or purchase any shares of the Company at any time subsequent to the Time of Expiry.
9. Time is of the essence hereof.
     IN WITNESS WHEREOF this Warrant Certificate has been executed on behalf of Ainsworth Lumber Co. Ltd. as of the●day of February, 2008.

AINSWORTH LUMBER CO. LTD.
By:
Authorized Signing Officer

Signature on Behalf
Date of Registration	In Whose Name Registered	of the Company

TERMS AND CONDITIONS IN RESPECT OF THE WARRANTS
1.	GENERAL. Each Warrant issued pursuant to the Warrant Certificate of Ainsworth Lumber Co. Ltd. (the “Company”) dated February ●, 2008 entitling the holder to subscribe for Common Shares of the Company shall be issued with the benefits of and subject to the following terms and conditions.
2.	DEFINITIONS.
2.1	The terms defined in this Section or elsewhere herein shall have the respective meanings specified in this Section or elsewhere herein, unless there is something in the subject matter or context inconsistent therewith:
(a)	“Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act;

(b)	“Adjusted EBITDA” means net (loss) income before income tax (recovery) expense, foreign exchange gain (loss) on long-term debt, other foreign exchange (gain) loss, realized foreign currency translation loss, amortization of finance charges, interest charges, financing transaction costs, loss on repurchase of debt, amortization of capital assets, write-down of capital assets, write-down of timber deposits, loss on disposal of capital assets, impairment of tangible assets, cost of class action lawsuit and production line closure;

(c)	“Affiliate” means in respect of a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified;

(d)	“Associate” means, if used to indicate a relationship with any Person including, without limitation, an Industry Participant (the “First Named Person”),
(a)	a partner of the First Named Person,

(b)	a trust or estate in which the First Named Person has a substantial beneficial interest or for which the First Named Person serves as trustee or in a similar capacity,

(c)	any other Person (other than an individual) in respect of which the First Named Person beneficially owns or controls, directly or indirectly, voting securities carry more than 10% of the voting rights attached to all outstanding voting securities, of such other Person,

(d)	a relative, including the spouse, of the First Named Person or a relative of the First Named Person’s spouse, if that relative has the same home address as the First Named Person, or

(e)	any other Person who alone, or together with any other Persons or Persons with whom such other Person is acting jointly or in concert, beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the First Named Person;
(e)	“Business Day” means a day which is not Saturday, Sunday or a civic or statutory holiday in Vancouver, British Columbia;

(f)	“Change of Control” means (i) the acquisition, directly or indirectly, by any means whatsoever, by any Person, or group of Persons acting jointly or in concert, of beneficial ownership of, or the power to exercise control or direction over, Common Shares of the Company carrying in aggregate of more than 50% of the votes represented by the Common Shares then issued and outstanding, (ii) the sale, lease, or other disposition of, or any interest in, all or substantially all of the assets of the Company, except in conjunction with an internal reorganization of the directly or indirectly held properties and assets of the Company as a result of which the Company has the same interest, whether direct or indirect, in the properties and assets as the interest, whether direct or indirect, that it had prior to the reorganization, (iii) an amalgamation, arrangement, or other form of business combination of the Company with another legal entity which results in the holders of voting securities of that other entity holding, in aggregate, 50% or more of all of the outstanding voting securities of the Company (including a merged or successor entity resulting from the business combination) and (iv) a transaction in which a Person acquires all of the Common Shares not then held by that Person or by any Person or Persons with whom the acquiring Person is acting jointly or in concert or a voluntary delisting or other transaction that results in the Common Shares not being traded on a recognized stock exchange or over-the-counter market;

(g)	“Control” (including the terms “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities by contract, or otherwise;

(h)	“Conversion Rate” means the number of Common Shares issuable upon the exercise of one Warrant, as adjusted from time to time in accordance with Section 5;

(i)	“Common Shares” means the Common Shares in the authorized capital of the Company as such shares exist at the close of business on the date of issuance hereof, provided that in the event of a change, subdivision, reclassification or consolidation thereof or successive such changes, subdivisions, reclassification or consolidations, then, subject to adjustments, if any, having been made in accordance with Section 5, “Common Shares” shall thereafter mean the shares resulting from such change, subdivision, reclassification or consolidation;

(j)	“Company’s Auditors” means a firm of chartered accountants duly appointed as auditors of the Company for the time being;

(k)	“Current Market Price per Common Share”, at any date, means the weighted average price per Common Share at which the Common Shares have traded on the TSX (or if the Common Shares are not then listed on the TSX, the recognized stock exchange on which the Common Shares are listed on which the greatest volume of Common Shares were traded during the period referenced below or, if the Common Shares are not so listed on any recognized stock exchange, then on the over-the-counter market on which the Common Shares are traded as selected by action of the directors acting reasonably for such purpose), during the 20 most recent trading days ending on the fifth trading day before such date on which there has occurred at least one trade of Common Shares prior to such date, or if the Common Shares are not then traded on any over the counter market, the Current Market Price per Common Share shall be determined by a firm of chartered accountants appointed by the Company and acceptable to the holder of Warrants acting reasonably (who may be the Company’s Auditors’). The weighted average price to be determined by dividing the aggregate sale price of all Common Shares sold on such exchange or market, as the case may be, during the said 20 trading days, by the number of Common Shares so sold;

(l)	“Director” means a director of the Company for the time being, and, unless otherwise specified herein, reference to “action by the Directors” means action by the Directors of the Company as a board, or whenever duly empowered, action by any committee of such board;

(m)	“Dividends Paid in the Ordinary Course” means cash dividends paid on the Common Shares in any fiscal year of the Company (provided that the dollar amount of such dividends does not exceed the greater of: (i) 100% of the consolidated net income of the Company, before extraordinary items, but after all cash dividends payable on any class of shares of the Company, other than the Common Shares, for the period of 12 consecutive months ended immediately prior to the first day of such fiscal year, such consolidated net income to be as shown in the audited consolidated financial statements of the Company for such period of 12 consecutive months or, if there are no audited consolidated financial statements for such period, computed for such period in accordance with generally accepted accounting principles consistent with those applied in the preparation of the most recent audited consolidated financial statements of the Company; and (ii) 100% of the aggregate amount of cash dividends paid by the Company on the Common Shares in the period of 36 months ended immediately prior to the first day of such fiscal year), provided that where shares in the capital of the Company are distributed to a holder of Common Shares pursuant to his exercise of an option to receive a dividend in the form of such shares in lieu of a cash dividend, such dividend shall be deemed to be a cash dividend if the value at which shares are issued in satisfaction of such stock dividend is not less than 95% of the Current Market Price per Common Share at the time of declaration thereof;

(n)	“Exercise Date” with respect to any Warrant means the date on which the Warrant Certificate representing such Warrant is surrendered for exercise in accordance with the provisions of Section 4;

(o)	“Exercise Period” means the period beginning on the earlier of (i) September ●, 2011 and (ii) the date that is three Business Days after the first public announcement by the Company of quarterly or annual financial results which report Adjusted EBITDA for the preceding 12 months (including the most recent fiscal quarter) in excess of $200,000,000, and ending at the Time of Expiry;

(p)	“Exercise Price” means $0.01 per Common Share unless such price shall have been adjusted in accordance with the provisions of Section 5, in which case it shall mean the adjusted price in effect at such time;

(q)	“Industry Participant” means West Fraser Timber Co. Ltd., Canfor Corporation, Louisiana-Pacific Corporation (LP), Weyerhaeuser Company Limited, Grant Forest Products Inc., Norbord Inc., Koch Forest Products, Inc., Boise Cascade Corp., Tolko Industries Ltd., J. M. Huber Corporation, Kruger Inc., RoyOMartin Lumber Mgmt L.L.C (Martco), Langboard Inc., Jolina Capital Inc., Plum Creek Timber Co., Roseburg Forest Products Co., Potlach Corporation, Temple-Inland Inc., Kronoswiss Group, Egger Group, Masisa S.A. and each of their respective Affiliates and any Person who acquires, leases or operates all or substantially all of the oriented strand board business or assets of any of the foregoing Industry Participants;

(r)	“Person” includes an individual, a trust, a partnership, a body corporate or politic, a syndicate, a joint venture, a company, an association and any other form of incorporated or unincorporated organization or entity;

(s)	“recognized stock exchange” means a stock exchange or quotation system recognized by the Canadian Securities Administrators;

(t)	“Shareholder” means a holder of record of one or more Common Shares;

(u)	“Time of Expiry” means 3:59 p.m. (Vancouver time) on June 24, 2014;

(v)	“TSX” means the Toronto Stock Exchange;

(w)	“Warrant Certificate” means a certificate evidencing Warrants issued and certified hereunder and for the time being outstanding;

(x)	“Warrantholders” or “holders” without reference to Common Shares means the Persons for the time being who are holders of Warrants; and

(y)	“Warrants” means the Common Share purchase warrants of the Company issued hereunder whereby Warrantholders have the right to purchase Common Shares at the Exercise Price and on the terms and conditions set forth herein, as evidenced by the Warrant Certificates.
2.2	Unless elsewhere herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.
2.3	Unless otherwise specified, all dollar amounts herein are expressed in lawful money of Canada.

3.	ISSUE OF WARRANTS.
3.1	Form and Terms of Warrants.
(a)	Subject to clause 3.1(b), each whole Warrant authorized to be issued hereunder has a Conversion Rate of one Common Share for each whole Warrant and entitles the holder thereof to purchase that one Common Share at any time during the Exercise Period at a price equal to the Exercise Price in effect on the Exercise Date.
(b)	The Conversion Rate and the Exercise Price shall be adjusted in the events and in the manner specified in Section 5.

(c)	Warrant Certificates shall be dated as of the date of issue and shall bear such distinguishing letters and numbers as the Company shall prescribe. Warrant Certificates shall be issuable in any denomination. Irrespective of any adjustments pursuant to Section 5 hereof, all replacement Warrant Certificates shall continue to express the number of Common Shares purchasable upon the exercise of the Warrants evidenced thereby and the Exercise Price thereof as of the date of issue.
3.2	Replacement of Warrant Certificates.
(a)	In case any Warrant Certificate shall be mutilated, lost, destroyed or stolen, the Company, subject to applicable law, shall issue and deliver a new certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated certificate, or in lieu of and in substitution for such lost, destroyed or stolen certificate, and the substituted certificate shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(b)	The applicant for the issue of a new certificate pursuant to this Section shall bear the reasonable cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company such evidence of ownership and of the loss, destruction or theft of the certificate so lost, destroyed or stolen as shall be satisfactory to the Company, acting reasonably, and such applicant may also be required to furnish an indemnity in amount and form satisfactory to the Company, acting reasonably, to save it harmless, and shall pay the expenses, charges and any taxes applicable thereto to the Company in connection therewith.
3.3	Warrantholder not a Shareholder. Nothing in the holding of a Warrant evidenced by a Warrant Certificate or otherwise shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder of the Company, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Company, or the right to receive dividends or other distributions.
3.4	Warrants to Rank Pari Passu. All Warrants shall rank pari passu, whatever may be the actual date of issue of the same.
3.5	Signing of Warrant Certificates. The Warrant Certificates shall be signed by any Director or officer of the Company. The signatures of such officers and Directors may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Company as if they had been manually signed by such officers or Directors.
3.6	Transfer of Warrant Certificates. Subject to an available exemption from applicable securities laws, the Warrants and Warrant Certificates and the rights thereunder are transferable to any Person other than to an Industry Participant. In order to transfer Warrants, the Warrantholder (the “Transferor”) must complete the transfer form annexed hereto and deliver same to the Company together with such additional documentation as the Company may reasonably require in order to confirm that the purchaser of such Warrants (the “Transferee”) is not an Industry Participant, it being agreed that a written representation from the Transferee that the Transferee is not an Industry Participant will be sufficient documentation for such purposes. The Company shall have the right, in its sole discretion, to refuse the transfer of Warrants if the Transferee is an Industry Participant. If the Company at any time after registering a transfer of Warrants becomes aware that the Transferee is an Industry Participant or holds such Warrants as trustee or attorney on behalf of, or for the benefit of, an Industry Participant, the Company shall have the right to de-register such transfer on the books of the Company and upon such de-registration the Transferee shall cease to be holder of the Warrants and the Transferor shall be recorded on the books of the Company as the owner of such Warrants. No liability shall accrue to the Company in exercising in good faith its right to de-register Warrants in accordance with this Section 3.6. Except where the Company exercises in good faith its right in this Section 3.6 to de-register a transfer, the Company will deem and treat the holder of the Warrant Certificate as the absolute holder and owner of the Warrants evidenced thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary. The Company shall not be bound to inquire into the title of any such holder.

3.7	Register. The register for the registration of Warrantholders will be kept at the head office of the Company in Vancouver, British Columbia.

4.	EXERCISE OF WARRANTS.

4.1	Method of Exercise of Warrants.
(a)	The holder of any Warrant Certificate may exercise the right thereby conferred on it to purchase Common Shares by surrendering to the Company during the Exercise Period at its office at Suite 3194, Bentall Four 1055 Dunsmuir Street Vancouver, British Columbia V7X 1L3 or at any other place or places that may be designated by the Company:
(i)	the Warrant Certificate, with a duly completed and executed subscription; and

(ii)	cash or a certified cheque or bank draft in lawful money of Canada payable to or to the order of the Company at par in Vancouver, British Columbia in an amount equal to the Exercise Price applicable at the time of such surrender in respect of each Common Share subscribed for.
A Warrant Certificate with the duly completed and executed subscription form together with the payment as aforesaid shall be deemed to be surrendered only upon personal delivery thereof or, if sent by mail, upon actual receipt thereof, by the Company at its registered office in Vancouver, British Columbia.

(b)	Any subscription referred to in subsection 4.1(a) shall be signed by the Warrantholder and shall specify the Person or Persons in whose name or names such Common Shares are to be registered, the address or addresses of such Person(s) and the number of Common Shares to be issued to each such Person if more than one is so specified. If any of the Common Shares subscribed for are to be issued to a Person or Persons other than the Warrantholder, the Warrantholder shall pay to the Company all requisite taxes or other governmental charges. For greater certainty, no Common Shares subscribed for will be issued to a Person or Persons who are Industry Participants.
4.2	Effect of Exercise of Warrants.
(a)	Upon surrender and payment by the holder of any Warrant Certificate in accordance with subsection 4.1, the Common Shares so subscribed for shall be deemed to have been issued and the Person or Persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares on the Exercise Date unless the transfer books of the Company shall be closed on such date, in which case the Common Shares so subscribed for shall be deemed to have been issued, and such Person or Persons shall be deemed to have become the holder or holders of record of such Common Shares on the date on which such transfer books were reopened and such Common Shares shall be issued at the Exercise Price in effect on the Exercise Date. To the extent the opening of the transfer books of the Company remains within its control, the Company shall cause such transfer books to be open on Business Days.

(b)	Within five Business Days during which the transfer registers of the Company shall have been open after the due exercise of a Warrant Certificate for Common Shares as aforesaid, the Company shall forthwith cause to be mailed to the Person or Persons in whose name or names the Common Shares so subscribed for have been issued, as specified in the subscription endorsed on the Warrant Certificate, at its or their respective addresses specified in such subscription, a certificate or certificates for the appropriate number of Common Shares subscribed for.

4.3	No Fractional Common Shares. Under no circumstances including, without limitation, Section 5 hereof, shall the Company be obliged to issue any fractional Common Shares upon the exercise of any Warrants or be liable to make any payment of cash or convey any other consideration in lieu of any interest in or claim to any such fractional Common Shares. If the number of Common Shares to which a Warrantholder would otherwise be entitled upon the exercise of a Warrant or Warrants is not a whole number, then the number of Common Shares to be issued will be rounded down to the next whole number.

4.4	Expiration of Warrant Certificates. After the Time of Expiry of the Exercise Period all rights under any Warrant Certificate in respect of which the right of subscription and purchase of Common Shares herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and such Warrant Certificate shall be void and of no effect.

5.	ANTI-DILUTION PROVISIONS.

5.1	Capital Reorganization. Subject to Section 6, if during the Exercise Period there shall be any reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities, or in case of the consolidation, amalgamation or merger of the Company with or into any other corporation (other than a consolidation, amalgamation or merger which does not result in a reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or in case of any transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation, at any time prior to the Time of Expiry (collectively, a “Capital Reorganization”), any Warrantholder who exercises its right to purchase Common Shares pursuant to Warrant(s) then held after the effective date of such Capital Reorganization shall be entitled to receive, and shall accept, in lieu of the number of Common Shares to which it was theretofore entitled upon such exercise, the kind and amount of shares and other securities or property which the Warrantholder would have been entitled to receive as a result of such reclassification, change, consolidation, amalgamation, merger or transfer if, on the effective date thereof, the Warrantholder had been the registered holder of the number of Common Shares to which the Warrantholder was theretofore entitled upon exercise. If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this Section 5 with respect to the rights and interests thereafter of the Warrantholder to the end that the provisions set forth in this Section 5 shall thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares or other securities or property thereafter deliverable upon the exercise of any Warrant, subject to any required regulatory or TSX approval. The subdivision or consolidation of the Common Shares at any time outstanding into a greater or lesser number of Common Shares shall be deemed not to be a reclassification of the capital of the Company for the purposes of this subsection 5.1.

5.2	Share Reorganization. If during the Exercise Period, the Company shall (i) subdivide the outstanding Common Shares into a greater number of Common Shares, (ii) consolidate the outstanding Common Shares into a lesser number of Common Shares, (iii) issue Common Shares or securities exchangeable for or convertible into Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of stock dividend (other than as a Dividend Paid in the Ordinary Course on the outstanding Common Shares) or (iv) make a distribution on the outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares (other than as a Dividend Paid in the Ordinary Course) (any of such events in these clauses (i), (ii), (iii) and (iv) being called a “Share Reorganization”), the Exercise Price shall be adjusted effective immediately on the effective date of such Share Reorganization or the record date at which the holders of Common Shares are determined for the purposes of the Share Reorganization by multiplying in each case, the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of outstanding Common Shares on such record date before giving effect to such Share Reorganization and the denominator of which shall be the number of outstanding Common Shares after giving effect to such Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date), such that following the adjustment of the Exercise Price in accordance with the foregoing, the Warrant shall be exercisable for Common Shares representing the same percentage of the Company’s fully diluted Common Shares as before the Share Reorganization. Such adjustment shall be made successively whenever any such effective date or record date shall occur and any such issue of Common Shares by way of stock dividend or other distribution shall be deemed to have been made on the record date for the stock dividend or other distribution for the purpose of calculating the number of outstanding Common Shares.

If during the Exercise Period, a Share Reorganization shall occur which results in adjustment in the Exercise Price pursuant to the provisions of this subsection 5.2, the Conversion Rate shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares therefore purchasable on the exercise thereof by a fraction the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

5.3	Rights Offering. If during the Exercise Period, the Company shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of the outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date (the “Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share (or at an exchange or conversion price per share during the Rights Period to the holder in the case of securities exchangeable for or convertible into Common Shares) of less than 95% of the Current Market Price of a Common Share on such record date (any of such events being called a “Rights Offering”), the Conversion Rate in effect immediately after the opening of business on the Business Day following the end of the Rights Period shall be increased by dividing such Conversion Rate by a fraction,
(a)	the numerator of which shall be the number of Common Shares outstanding as of close of business on the record date for the Rights Offering, plus the number of Common Shares that the aggregate offering price under the Rights Offering would purchase at the Current Market Price on such record date; and

(b)	the denominator of which shall be the number of Common Shares outstanding as of the close of business on the record date plus the number of Common Shares offered under the Rights Offering (including any Common Shares which would be outstanding if the exchangeable or convertible securities were exchanged or converted for or into Common Shares during the Rights Period).
Such adjustment shall be successively made whenever any such rights, options or warrants are issued. In the event that the Warrantholder exercises its Warrants at any time during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period therefor, such Warrantholder shall, in addition to the Common Shares to which it is otherwise entitled upon such exercise, be entitled to receive that number of additional Common Shares equal to the result obtained when the difference, if any, resulting from the subtraction of the Conversion Rate in effect immediately prior to the end of such Rights Offering from the Conversion Rate adjusted for such Rights Offering pursuant to this subsection 5.3 is multiplied by the number of Warrants so exercised; provided that subsection 4.3 shall be applicable to any fractional interest in a Common Share to which the Warrantholder might otherwise be entitled under the foregoing provisions of this subsection 5.3. Such additional Common Shares shall be deemed to have been issued immediately following the end of the Rights Period and a certificate for such additional Common Shares shall be delivered within ten Business Days following the end of the Rights Period.

In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase Common Shares at less than Current Market Price, and in determining the aggregate offering price of such Common Shares, there shall be taken into account any consideration received by the Company for the rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the board of Directors in good faith based on customary valuation methodologies in such circumstances.

5.4	Special Distribution. If during the Exercise Period, the Company shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (i) shares of any class other than Common Shares, (ii) rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares or property or other assets of the Company, (iii) evidence of indebtedness, or (iv) any property or other assets, and if such distribution does not constitute (a) a Dividend Paid in the Ordinary Course, (b) a Share Reorganization, or (c) a Rights Offering (any of

such non-excluded events herein called a “Special Distribution”), then the Conversion Rate shall be increased by dividing such Conversion Rate by a fraction,
(a)	the numerator of which shall be the number of Common Shares outstanding as of the close of business on the record date fixed for such Special Distribution and prior to giving effect to such Special Distribution; and

(b)	the denominator of which shall be the number of Common Shares outstanding as of the close of business on the record date less (i) the amount of the Special Distribution divided by (ii) the Current Market Price on such record date, such increase to become effective immediately after the record date at which holders of Common Shares are determined for purposes of the Special Distribution. Any Common Shares owned by or held for the account of the Company or any subsidiary thereof shall be deemed not to be outstanding for the purpose of any such computation.

In determining the amount of any Special Distribution, Common Shares shall be valued at the Current Market Price on the record date for the Special Distribution and the value of any consideration other than Common Shares shall be determined by the Board of Directors.

5.5	Treasury Offering. If during the Exercise Period, the Company shall offer Common Shares for sale from treasury (including pursuant to, and in accordance with the terms of, any share compensation or similar plan or plans of the Company) (the “Treasury Offering”) at a price per share of less than 95% of the Current Market Price of a Common Share on the date of the final pricing of such Treasury Offering (the “Pricing Date”), the Conversion Rate shall be increased effective immediately upon the closing of the Treasury Offering by dividing such Conversion Rate by a fraction:
(a)	the numerator of which shall be the number of Common Shares outstanding as of the Pricing Date, plus the number of Common Shares that the aggregate gross proceeds under the Treasury Offering would purchase at such Current Market Price; and

(b)	the denominator of which shall be the number of Common Shares outstanding as of the Pricing Date plus the number of Common Shares issued under the Treasury Offering.
Such adjustment shall be successively made in respect of any such Treasury Offering and shall become effective immediately after the opening of business on the Business Day following the closing date for the Treasury Offering.

In determining whether any Treasury Offering is made at less than Current Market Price, and in determining the aggregate gross proceeds of such Common Shares, the value of any non-cash consideration shall be determined by the board of Directors in good faith based on customary valuation methodologies in such circumstances.

5.6	Rules Regarding Calculation of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise.
(a)	In case the Company shall take any action affecting the Common Shares, other than any action described in this Section 5, which would materially affect the rights of the Warrantholder, the Exercise Price or the Conversion Rate shall be adjusted, in consultation with the Warrantholder, but subject in all cases to any necessary regulatory approval.

(b)	There will be no adjustment of the Exercise Price or Conversion Rate, other than pursuant to the events referred to in subsection 5.2, if the Warrantholder is entitled to participate in such event on the same terms mutatis mutandis as if it had exercised its Warrants prior to or on the applicable record date, such participation to be subject to the prior written consent of the Toronto Stock Exchange, as applicable.

(c)	In any case in which Section 5 shall require that an adjustment shall become effective immediately after a record date or closing date, as the case may be, for an event referred to herein, the

Company may defer, until the occurrence of such event, issuing to the Warrantholder (in the event this Warrant is exercised after such record date or closing date, as the case may be, and before the occurrence of such event) the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; provided, however, that the Company shall deliver to the Warrantholder an appropriate instrument evidencing the Warrantholder’s right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the Exercise Date or such later date as the Warrantholder would, but for the provisions of this clause 5.6(c), have become the holder of record of such additional Common Shares pursuant to Section 5.

(d)	The adjustments provided for in this Section 5 are cumulative, shall,(i) in the case of adjustments to the Exercise Price, be computed to the nearest one tenth of one cent and (ii) in the case of adjustments to the Conversion Rate, be computed to the nearest one hundredth of a share, and in both cases shall be made successively whenever an event referred to herein shall occur, provided, that, notwithstanding any other provision of this Section 5, no adjustment of the Exercise Price and Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price or Conversion Rate, as the case may be, then in effect; provided however, that any adjustments which by reason of this clause 5.6(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(e)	In the event of any question arising with respect to the adjustments provided in this Section 5, such question shall be conclusively determined by a firm of chartered accountants appointed by the Company and acceptable to the Warrantholder, acting reasonably (who may be the Company’s Auditors), such accountants shall have access to all necessary records of the Company and such determination shall be binding upon the Company and the Warrantholder.

(f)	If the Company shall take a record of the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or Conversion Rate shall be required by reason of taking such record.

(g)	Subject to applicable law, the Company covenants that at any time prior to the Time of Expiry and so long as this Warrant Certificate remains outstanding, it will give notice to the Warrantholder of its intention to fix a record date for any event which may give rise to an adjustment in the Conversion Rate and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided, that the Company shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given in each case not less than 14 days prior to such applicable record date.

(h)	As a condition precedent to the taking of any action which would result in an adjustment to the Conversion Rate, the Company shall take any corporate action which may be necessary in order that the securities to which the Warrantholder is entitled on the full exercise of its exercise right in accordance with the provisions hereof shall be available for such purpose and that such shares may be validly and legally issued as fully paid and non-assessable shares.

(i)	If the issuance of any Common Shares of the Company upon the exercise of this Warrant requires any filing or registration with or approval of any governmental authority or compliance with any other requirement under any law before such shares may be validly issued upon such conversion, the Company agrees to take such actions as may be necessary to secure such filing, registration, approval or compliance, as the case may be; provided that, in the event that such filing, registration, approval or compliance is required only by reason of the particular circumstances of or actions taken by the holder of this Warrant Certificate, the Company will not be required to take such action.

(j)	Notwithstanding anything to the contrary contained in this Section 5, any adjustments required under this Section 5 shall be subject to the Company obtaining any required approval of the TSX.
6.	REDEMPTION OF WARRANTS

6.1	Redemption Period. The Company may at any time prior to February ●, 2013 (the “Redemption Period”) redeem all (but not less than all) of the then the outstanding Warrants in accordance with terms and in the manner set out in this Section 6.

6.2	Redemption Notice. If the Company redeems any outstanding Warrants, the Company shall send or cause to be sent to each Warrantholder, at least ten days prior to the date of redemption (the “Redemption Date”) a written notice that the Company intends to redeem the Warrants, setting out the number of Warrants to be redeemed, which will be all the Warrants held by such Warrantholder (the “Redeemed Warrants”), and the intended date and time of redemption (the “Redemption Notice”).

6.3	Redemption Amount. If the Company exercises it right of redemption pursuant to subsection, 6.1, the Company shall pay to the holders of the Redeemed Warrants an amount (the “Redemption Amount”) equal to the greater of (i) $3.93 per Redeemed Warrant plus any increase in such price calculated at a rate of 18% per annum from the date of issue of such Warrants until the Redemption Date (but in any event, not less than $31,000,000 in aggregate for all 7,887,998 Warrants, such amount to be proportionately reduced to reflect any prior exercises of Warrants, plus any increase in such price calculated at a rate of 18% per annum from the date of issuance of such Warrants until the Redemption Date) (the “Redemption Floor”) and (ii) the Redemption Price. The “Redemption Price” of the Warrants shall be equal to the product of (i) the average closing price (defined below) of the Common Shares, less the Exercise Price, and (ii) the number of Common Shares into which the Warrants set out in the Redemption Notice are exercisable as of the date of the Redemption Notice. The “average closing price” of the Common Shares shall mean the average closing price per Common Share on the TSX (or if the Common Shares are not then listed on the TSX, the recognized stock exchange on which the Common Shares are listed on which the greatest volume of Common Shares were traded during the 90 days prior to the Redemption Date or, if the Common Shares are not so listed on any recognized stock exchange, then on the over-the-counter market on which the Common Shares are traded as selected by action of the directors acting reasonably for such purpose) for the 90 days prior to the Redemption Date.

6.4	Redemption Procedure. Any redemption of Warrants pursuant to this Section 6 shall be completed at such time and place on the Redemption Date set out in the Redemption Notice, provided that the Redemption Date shall be no later than sixty days from the date of the Redemption Notice, unless agreed to in writing by the Warrantholders and the Company. At the redemption time, in exchange for the payment by the Company to the Warrantholder of the Redemption Amount (or if the redemption is made pursuant to subsection 6.5, the amount payable by the Company thereunder) the Warrantholder shall deliver the Warrant Certificate(s) representing the Redeemed Warrants to the Company, together with such additional documentation as is reasonably necessary to effect the redemption by the Company of the Redeemed Warrants, free and clear of all claims and encumbrances.

6.5	Change of Control. In the event of a Change of Control, the Company shall redeem all the Warrants, to the extent not yet exercised, not later than the effective date of the Change of Control for a price equal to the greater of (x) the Redemption Price or (y) the Change of Control Price. The “Change of Control Price” of the Warrants shall be equal to the product of (i) the price per share paid in such Change of Control transaction, less the Exercise Price, and (ii) the number of Common Shares into which the Warrants are exercisable as of the date of the Change of Control.

7.	COVENANTS OF THE COMPANY. The Company covenants with the Warrantholders that so long as any Warrants remain outstanding and may be exercised:
(a)	the Common Shares issuable on exercise of the Warrants will be conditionally approved for listing on the TSX;

(b)	it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;

(c)	it will cause the Common Shares and the certificates representing the Common Shares subscribed and paid for pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrant Certificate(s) and the terms hereof;

(d)	all Common Shares which shall be issued upon exercise of the right to purchase provided for herein and in the Warrant Certificate(s), upon payment of the prevailing Exercise Price herein provided for and in the Warrant Certificate(s), shall be fully paid and non-assessable;

(e)	it will not, without the prior written consent of Warrantholders holding, in aggregate, a majority of the then outstanding Warrants (excluding any outstanding Warrants held by the Company, Affiliates or Associates of the Company or Associates of the Company’s Affiliates), issue any common shares from treasury of the Company (including pursuant to, and in accordance with the terms of, any share compensation or other similar plan or plans of the Company) (a “New Issuance”) if such New Issuance will result in the aggregate number of Common Shares issued or issuable upon the exercise of all the Warrants being less than 25% of the issued and outstanding Common Shares after giving effect to the New Issuance and assuming the full exercise of all the Warrants;

(f)	except with the prior written consent of Warrantholders holding, in aggregate, a majority of the outstanding Warrants (excluding any outstanding Warrants held by the Company, Affiliates or Associates of the Company or Associates of the Company’s Affiliates), it will use its commercially reasonable efforts to maintain its status as a reporting issuer not in default in the Provinces of Canada in which it currently is a reporting issuer and to maintain the listing of the Common Shares on the TSX;

(g)	it will not take any other action which might deprive a Warrantholder of the opportunity of exercising its right of purchase, if any, pursuant to the Warrants held by such Warrantholder during the period of 14 days after the giving of the notice required by subsection 5.6 (g); and

(h)	generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided under these Terms and Conditions.
8.	RESTRICTED SECURITIES. These Warrants and the Common Shares issuable upon exercise of the Warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or the securities laws of any state. Absent registration of these Warrants (or the underlying Common Shares) under the U.S. Securities Act, which the Company has no obligation or present intention to undertake, offers, transfers and resales of the Warrants or the underlying Common Shares may be made only: (a) to the Company; (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, or (c) in the case of the underlying Common Shares, inside the United States in accordance with Rule 144 under the U.S. Securities Act, if available, and in each case in accordance with any applicable state securities laws or securities laws of any other applicable jurisdiction.

9.	ENFORCEMENT. All or any of the rights conferred upon any Warrantholder by any of the terms or conditions of the Warrant Certificates or set out herein, or of both, may be enforced by the Warrantholder by appropriate proceedings.

10.	NOTICE. Any notice or communication to be given hereunder may be effectively given by delivering the same at the addresses hereinafter set forth or by sending the same by facsimile or prepaid registered mail to the parties at such addresses. Any notice so mailed shall be deemed to have been received on the third Business Day next following the mailing thereof provided the postal service is in operation during such time. Any facsimile notice shall be deemed to have been received on the Business Day following the date of transmission. The mailing and facsimile addresses of the parties for the purposes hereof shall respectively be:

if to the Warrantholder at:

Attention:
Facsimile No.:
if to the Company at:
Suite 3194, Bentall Four
1055 Dunsmuir Street
Vancouver, British Columbia V7X 1L3
Attention: Chief Financial Officer
Facsimile No.: 604-661-3201
Either party may from time to time notify the other party hereto, in accordance with the provisions hereof, of any change of address which thereafter, until changed by like notice, shall be the address of such party for all purposes hereof.

11.	GOVERNING LAW. The Terms and Conditions of the Warrants and the Warrant Certificates shall be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

12.	TIME OF THE ESSENCE. Time shall be of the essence in connection with the actions contemplated hereby.

13.	SATISFACTION AND DISCHARGE OF TERMS AND CONDITIONS. Upon the earlier of (a) the date by which there shall have been delivered to the Company for exercise or destruction all Warrant Certificates theretofore certified hereunder or (b) the expiration of the Exercise Period, the Terms and Conditions, except to the extent that Common Shares and certificates therefor have not been issued and delivered hereunder or the Company has not performed any of its obligations hereunder, shall cease to be of further effect.

14.	PROVISIONS OF TERMS AND CONDITIONS AND WARRANT CERTIFICATES FOR THE SOLE BENEFIT OF PARTIES AND WARRANTHOLDERS. Nothing in these Terms and Conditions or the Warrant Certificates, express or implied, shall give or be construed to give to any Person other than the holders of the Warrant Certificates any legal or equitable right, remedy or claim, all such covenants and provisions being for the sole benefit of the Warrantholders.

SUBSCRIPTION
TO: AINSWORTH LUMBER CO. LTD.
The undersigned holder of the within Warrant Certificate, subject to the Terms and Conditions of the Warrants (the “Terms and Conditions”) attached to and forming part of this Warrant Certificate, hereby:
(a)	subscribes for Common Shares (the “Common Shares”) (or such number of Common Shares or other securities or property to which such subscription entitles the undersigned in lieu thereof or in addition thereto under the Terms and Conditions) of Ainsworth Lumber Co. Ltd. at the price per share in Canadian funds equal to $0.01 (or such adjusted price which may be in effect under the provisions of the Terms and Conditions) and in payment of the exercise price encloses cash or a certified cheque or bank draft in lawful money of Canada (and in the case of a certified cheque or bank draft, payable to the order of Ainsworth Lumber Co. Ltd.); and

(b)	delivers herewith the above-mentioned Warrant Certificate entitling the undersigned to subscribe for the above-mentioned number of Common Shares;
(c)	if a resident of the United States, delivers herewith a letter substantially in the form attached hereto as Schedule A; and
(d)	irrevocably directs that the above-mentioned number of Common Shares are to be registered as follows:

Name	Address in Full	Number of Common Shares

DATED this                      day of                                                              , 20                    .

(Signature of Subscriber or Authorized Officer)

(Print Name of Subscriber)

(Print Name and Title of Authorized Officer, if applicable)

(Address of Subscriber in full)
The certificates will be mailed by registered mail to the addresses set forth in (d) above unless the Subscriber otherwise makes satisfactory delivery arrangements.

SCHEDULE A
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall Four
1055 Dunsmuir Street
Vancouver, British Columbia V7X 1L3
Dear Sirs:
We are delivering this letter in connection with the purchase of common shares (the “Shares”) of Ainsworth Lumber Co. Ltd. (the “Company”), a corporation existing under the laws of British Columbia, upon the exercise of warrants of the Company (“Warrants”), issued pursuant to Warrant Certificate dated February ●, 2008.
We hereby confirm that:
(a)	we are an “Accredited Investor” within the meaning of Rule 501 (a) of Regulation D under the United States Securities Act of 1933 (the “U.S. Securities Act”) and as defined on Annex A attached hereto;
(b)	we are purchasing the Shares for our own account;
(c)	we have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of purchasing the Shares;
(d)	we are not acquiring the Shares with a view to distribution thereof or with any present intention of offering or selling any of the Shares, except (A) to the Company, (B) outside the United States in accordance with Rule 904 under the U.S. Securities Act or (C) inside the United States in accordance with Rule 144 under the U.S. Securities Act, if applicable, and in compliance with applicable state securities laws;
(e)	we acknowledge that we have had access to such financial and other information as we deem necessary in connection with our decision to purchase the Shares; and
(f)	we acknowledge that we are not purchasing the Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.
We understand that the Shares are being offered in a transaction not involving any public offering within the United States within the meaning of U.S. Securities Act and that the Shares have not been and will not be registered under the U.S. Securities Act. We further understand that any Shares acquired by us will be in the form of definitive physical certificates and that such certificates will bear a legend reflecting the substance of paragraph (d) above.
We acknowledge that you will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify you promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

(Name of Purchaser)

By:

Name:
Title:

Address:

TRANSFER OF WARRANTS
Any transfer of Warrants will require compliance with applicable securities legislation. Transferors and transferees are urged to contact legal counsel before effecting any such transfer. No transfers of Warrants will be permitted or registered that do not comply with the Terms and Conditions in Respect of the Warrants attached to the Warrant Certificate.
          FOR VALUE RECEIVED, the undersigned: (i) hereby sells, assigns and transfers to                                         ,                     Warrants of Ainsworth Lumber Co. Ltd. (the “Company”) registered in the name of the undersigned on the records maintained by the Company represented by the Warrant Certificate attached and irrevocably appoints                     the attorney of the undersigned to transfer the said securities on the books or register with full power of substitution; (ii) confirms that the transfer is made in compliance with all applicable securities legislation and requirements of regulatory authorities; and (iii) confirms that the transfer is not being made to an “Industry Participant” as defined in the Terms and Conditions in respect of the Warrants.
          DATED the                      day of                                          , 200___.

Signature Guaranteed	(Signature of Warrant Holder)

(Print name of Warrant Holder)
Instructions:
Signature of the Warrant Holder must be the signature of the person appearing on the face of this Warrant Certificate.
If the Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Company.
The signature of the Warrant Holder on the Transfer Form must be guaranteed by an authorized officer of a chartered bank, trust company or medallion guaranteed by a member of a recognized medallion guarantee program.
Warrants shall only be transferable in accordance with the Terms and Conditions of the Warrant Certificate, applicable laws and the rules and policies of any applicable stock exchange.

ANNEX A
DEFINITION OF ACCREDITED INVESTOR
Accredited investor shall mean any person who comes within any of the following categories:

Category 1	An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Securities, with total assets in excess of US $5,000,000;

Category 2	A natural person whose individual net worth, or joint net worth with that person’s spouse, on the date of purchase exceeds US $1,000,000;

Category 3	A natural person who had an individual income in excess of US $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of US $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

Category 4	A “bank” as defined under Section (3)(a)(2) of the Securities Act or savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act acting in its individual or fiduciary capacity; a broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934 (United States); an insurance company as defined in Section 2(13) of the Securities Act; an investment company registered under the Investment Company Act of 1940 (United States) or a business development company as defined in Section 2(a)(48) of such Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958 (United States); a plan with total assets in excess of $5,000,000 established and maintained by a state, a political subdivision thereof, or an agency or instrumentality of a state or a political subdivision thereof, for the benefit of its employees; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (United States) whose investment decisions are made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, whose investment decisions are made solely by persons that are accredited investors;

Category 5	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 (United States);

Category 6	A director or executive officer of Ainsworth Lumber Co. Ltd.;

Category 7	A trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act; or

Category 8	An entity in which all of the equity owners satisfy the requirements of one or more of the foregoing categories.

Lock Up Agreement
This Lock-Up Agreement (“Agreement”) is made and entered into as of February 15, 2008 by and among Ainsworth Lumber Co. Ltd. (the “Company”) and each of the undersigned holders of Outstanding Notes (as defined below) (the “Consenting Holders” and together with the Company, the “Parties”).
RECITALS
WHEREAS, the Company has outstanding the following classes of senior unsecured notes: (i) the 7.25% Senior Unsecured Notes Due October 1, 2012 (the “2012 Notes”) and Senior Unsecured Floating Rate Notes Due October 1, 2010 (the “2010 Floating Notes”), issued pursuant to the Indenture dated as of September 22, 2004, (ii) the 6.75% Senior Unsecured Notes Due March 15, 2014 (the “March 2014(1) Notes”), issued pursuant to the Indenture dated as of March 3, 2004, (iii) the 6.75% Senior Unsecured Notes Due March 15, 2014 (the “March 2014(2) Notes”), issued pursuant to the Indenture dated as of May 19, 2004, and (iv) the Senior Unsecured Floating Rate Notes Due April 1, 2013 (the “2013 Floating Notes”), issued pursuant to the Indenture dated as of April 18, 2006 (the 2012 Notes, 2010 Floating Notes, March 2014(1) Notes, March 2014(2) Notes and 2013 Floating Notes, collectively, the “Outstanding Notes” and the Indentures pursuant to which the Outstanding Notes were issued, each an “Indenture” and collectively, the “Indentures”);
WHEREAS, the Company proposes to refinance certain existing indebtedness and improve its liquidity by:
          (i) (A) soliciting the consent of the holders of Outstanding Notes (the “Consent Solicitation”) to the amendment of the Indentures in respect of each class of Outstanding Notes as described in and upon the conditions set forth in the Offering Memorandum and Consent Solicitation Statement, dated February 15, 2008 (the “Offering Memorandum and Consent Statement”) and pursuant to a supplemental indenture in respect of each Indenture (each such supplemental indenture, a “Supplemental Indenture” and, collectively, the “Supplemental Indentures”) and (B) immediately thereafter issuing up to approximately US$596,000,000 of 14% Senior Secured Second Lien Notes due June 24, 2014, the terms of which will be substantially as set forth in the Offering Memorandum and Consent Statement (the “Exchange Notes”) in exchange for not less than 50.1% of each class of the Outstanding Notes that vote together for purposes of effecting amendments (each a “Class”) (the “Exchange Offer”); and
          (ii) issuing first lien notes in the amount of not less than US$50,000,000 (the “First Lien Notes”); and
          (iii) entering into an amendment (the “Amendment”) to the Company’s existing credit and guaranty agreement, dated as of June 26, 2007 (the “Existing Credit Agreement”), among other things, to permit issuance of the First Lien Notes, the Exchange Notes and the other Transactions described herein;
(the Consent Solicitation, the execution and delivery of the Supplemental Indentures, the Exchange Offer, the issuance of the Exchange Notes, the issuance of the First Lien Notes, and the execution and delivery of the Amendment and the transactions contemplated thereby are referred to as the “Transactions”); and

WHEREAS, the Company, in its business judgment, has determined that its ability to successfully implement the Transactions will be substantially enhanced by obtaining the commitment of the Consenting Holders to support the Transactions, and as an inducement and in consideration for the Company effecting the Transactions, the Consenting Holders have agreed to enter into this Agreement;
NOW, THEREFORE, in consideration of the foregoing and the promises, mutual covenants and agreements set forth herein and for other good and valuable consideration, the Parties agree as follows:
AGREEMENT
Section 1. Covenants and Agreements of the Company.
Subject to the terms and conditions hereof, the Company agrees to:
(a)	prepare or cause the preparation of, as soon as practical, all documents related to the Consent Solicitation and Exchange Offer, including among others all drafts of the Offering Memorandum and Consent Statement and the Supplemental Indentures reflecting the amendments to the Indentures, and any marketing materials related to the Consent Solicitation and Exchange Offer prepared by the Company or its advisors (such documents, the “Consent Solicitation and Exchange Offer Documents”), each containing terms and conditions consistent in all material respects with the terms hereof;

(b)	commence the Consent Solicitation and Exchange Offer on the terms contemplated hereby as promptly as practicable and in any event no later than February 15, 2008;

(c)	not amend the terms of the Consent Solicitation and Exchange Offer in any material respect, including by extending the expiration of the Exchange Offer to a date after March 31, 2008, without the prior consent of the Requisite Holders (as defined herein);

(d)	upon satisfaction of the conditions to the Exchange Offer, use its reasonable commercial efforts to enter into effective Supplemental Indentures as contemplated by the Consent Solicitation and to consummate the exchange for the Exchange Notes of not less than 50.1% of the outstanding principal amount of each Class of the Outstanding Notes as contemplated by the Exchange Offer (in each case on the terms and conditions contemplated hereby), as promptly as practicable and in any event no later than March 31, 2008;

(e)	use its reasonable commercial efforts to enter into the Amendment;

(f)	offer no consideration to any holder of Outstanding Notes that is not a Consenting Holder as an inducement to such holder to participate in the Consent Solicitation and Exchange

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Offer, unless the Company has previously offered or offers concurrently such consideration on the same terms and conditions to the Consenting Holders;

(g)	perform its obligations hereunder including, without limitation, the covenants in Section 6 hereof; and

(h)	not disclose any material non-public information to the Consenting Holders after the date hereof, and the Company confirms that as of the date hereof it has not disclosed to the Consenting Holders, and it is not in possession of, any material information that is not included in the Consent Solicitation and Exchange Offer Documents.
Section 2. Covenants and Agreements of the Consenting Holders.
Subject to the terms and conditions hereof, including the fulfillment by the Company of its agreements set forth above, the Consenting Holders severally agree to:
(a)	timely consent to the proposed amendments to the Indentures pursuant to the Supplemental Indentures;

(b)	timely tender and not withdraw all Outstanding Notes beneficially owned by them for Exchange Notes in accordance with the terms of the Exchange Offer (other than any Outstanding Notes that are on loan to counterparties and that the Consenting Holders are unable to tender) with a principal amount representing not less than the Minimum Amount (as defined herein); and

(c)	perform their obligations hereunder including, without limitation, the covenants in Section 4 hereof.
Section 3. Conditions to Obligations of the Consenting Holders.
     The obligations of the Consenting Holders hereunder shall be subject to the satisfaction of the following conditions:
(a)	The Consent Solicitation and Exchange Offer Documents shall be in form and substance reasonably satisfactory to the Consenting Holders (it being agreed that the Consent Solicitation and Exchange Offer Documents attached hereto as Exhibit A shall be deemed to be in form and substance satisfactory to the Consenting Holders);

(b)	the Amendment shall (i) be in form and substance reasonably satisfactory to the Consenting Holders, (ii) shall permit the issuance of the Exchange Notes and (iii) shall

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have been duly executed and delivered by the parties thereto and all conditions to the effectiveness thereof shall have been satisfied or duly waived;

(c)	the Consent Solicitation and Exchange Offer shall have been conducted in compliance with applicable law;

(d)	the Company (i) shall not be in breach or violation of any of its obligations under this Agreement or any document relating hereto, (ii) shall not be subject to any contractual or other restriction that would be violated by the Transactions, and (iii) shall not be the subject of any litigation, action, investigation or proceeding pending or threatened in any court or before any arbitrator or governmental agency that seeks to restrain or prevent or otherwise adversely affect, or would have the effect of restraining or preventing or otherwise adversely affecting, the Transactions;

(e)	all governmental and third party approvals necessary or advisable in connection with the Transactions shall have been obtained and shall be in full force and effect, except as otherwise provided in the indenture governing the Exchange Notes;

(f)	subject to commencement of the Exchange Offer, the absence of any event or occurrence which has resulted in or could reasonably be expected to result in any material adverse change in the assets, liabilities, business, operations, condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole (other than any event or occurrence (i) which has been specifically disclosed in the Offering Memorandum and Consent Statement; (ii) relating to any generally applicable change in laws; or (iii) relating to any generally applicable changes in GAAP); and

(g)	legal opinions from Canadian and U.S. securities counsel to the Company with respect to the matters set forth on Exhibit B shall have been provided to the Consenting Holders on or prior to closing.
Section 4. Acquisitions of Outstanding Notes.
Upon the acquisition of additional Outstanding Notes by any Consenting Holder after the date hereof, the obligations of such Consenting Holder shall extend to such additional Outstanding Notes so acquired.
Section 5. Representations of the Consenting Holders regarding the Outstanding Notes.
Each of the Consenting Holders severally represents that:
(a)	it is the (i) legal and beneficial owner of, or (ii) the investment advisor or manager for the beneficial owner of, Outstanding Notes with an aggregate principal amount as indicated next to its name on Schedule 1 to this Agreement (such aggregate principal amount with

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respect to such Consenting Holder, the “Minimum Amount”) and will be with respect to any other Outstanding Notes tendered;

(b)	it has and will have full power to deliver consents in respect of and dispose of the aggregate principal amount of the Outstanding Notes held by it (other than any Outstanding Notes that are on loan to counterparties and that the Consenting Holders are unable to tender) representing at least the Minimum Amount; and

(c)	it will use its reasonable commercial efforts to effect as promptly as practicable the return of any Outstanding Notes currently loaned to other counterparties by the Consenting Holder.
Section 6. Representations of the Company regarding Compliance with Securities Laws.
     The Company represents and covenants that:
(a)	the Consent Solicitation and Exchange Offer will be, and all actions taken in connection therewith prior to the date of this Agreement have been, conducted in compliance in all respects with applicable United States, Canadian and other relevant securities laws; and

(b)	the Consent Solicitation and Exchange Offer Documents, including the offering memorandum, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading.
Section 7. Mutual Representations, Warranties, and Covenants.
Each Party makes the following representations, warranties and covenants to each of the other Parties, each of which are continuing representations, warranties and covenants:
     7.1 Enforceability.
This Agreement is a legal, valid and binding obligation of the Party, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.
     7.2 No Third Party Consent or Approval Required.
Except as expressly set forth in this Agreement, no consent or approval of any other Person is required in order for it to enter into and/or perform its obligations under this Agreement.

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     7.3 Power and Authority.
It has all requisite power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement and the Commitment Letter.
     7.4 Authorization.
The execution and delivery of this Agreement and the performance of its obligations hereunder and under the Commitment Letter have been duly authorized by all necessary action on its part.
     7.5 Governmental Consents.
The execution, delivery and performance by it of this Agreement does not and shall not require any registration or filing with consent or approval of, or notice to, or other action to, with or by, any federal, state or other governmental authority or regulatory body, except such filings as may be necessary and/or required under U.S. federal or state or Canadian federal or provincial securities laws or the Toronto Stock Exchange.
     7.6 No Conflicts.
The execution, delivery and performance of this Agreement does not and shall not: (a) violate any provision of law, rule or regulations applicable to it or any of its subsidiaries; (b) violate its certificate of incorporation, bylaws or other organizational documents or those of any of its subsidiaries; or (c) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it or any of its subsidiaries is a party, and which would impair its ability to carry out its agreements hereunder.
Section 8. No Waiver; Preservation of Rights.
Except as expressly provided in this Agreement, nothing herein is intended to, does or shall be deemed in any manner to waive, limit, impair or restrict the ability of each of the Consenting Holders to protect and preserve its rights, remedies and interests, including, but not limited to, any liens or security interests it may have in any assets of the Company or any of its subsidiaries or other affiliates. Without limiting the foregoing, if the Transactions are not consummated in accordance with the terms hereof, if a Termination Event occurs, or if this Agreement is otherwise terminated for any reason, the Parties each fully reserve any and all of their respective rights, remedies and interests.

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Section 9. Acknowledgement.
This Agreement and the transactions contemplated herein are the product of negotiations between the Parties and their respective representatives. This Agreement is not and shall not be deemed to be a solicitation of consents to approve the Supplemental Indentures or to exchange Exchange Notes for Outstanding Notes. The Company will not solicit such consents or exchange other than through the Offering Memorandum and Consent Statement.
Section 10. Termination.
     10.1 Termination Events.
The term “Termination Event,” wherever used in this Agreement, means any of the following events (whatever the reason for such Termination Event and whether it is voluntary or involuntary):
(a)	(i) the Company shall generally not pay its debts as such debts become due, shall admit in writing its inability to pay its debts generally or shall make a general assignment for the benefit of creditors, (ii) any proceeding shall be instituted by or against the Company seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts, under any requirement of law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a custodian, receiver, trustee or other similar official for it or for any substantial part of its property or (iii) the Company shall take any corporate action to authorize any action set forth in clauses (i) and (ii) above;

(b)	any court shall enter judgment or order declaring, or the Company shall assert, this Agreement or any material portion hereof to be unenforceable;

(c)	any representation or warranty made or deemed made by the Company (or any of its officers) herein or in any Consent Solicitation or Exchange Offer Document or otherwise in connection with the Transactions shall prove to have been incorrect in any material respect when made or deemed made;

(d)	the Company fails to perform or observe any term, covenant or agreement contained herein or in the Commitment Letter in any material respect, unless caused, directly or indirectly, by a third party or an occurrence beyond the control of the Company (e.g. action taken by a regulatory agency);

(e)	the Consent Solicitation and Exchange Offer shall not have been successfully completed by March 14, 2008 (or such later date as may be mutually agreed upon by the Company and the Consenting Holders) resulting in effectiveness of the amendments to the

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Indentures contemplated thereby and the tender of not less than 50.1% in outstanding principal amount of each class of the Outstanding Notes; or

(f)	the Company informs the Consenting Holders of its decision to accept a Superior Proposal in accordance with Section 10.4 below.
The foregoing Termination Events are intended solely for the benefit of the Consenting Holders; provided that no Party may seek to terminate this Agreement based upon a material breach or a failure of a condition in this Agreement arising out of its own actions or omissions.
     10.2 Termination Event Procedures.
(a)	Upon the occurrence of a Termination Event contemplated by clause (a) or (b) of Section 10.1, this Agreement shall automatically terminate without further action.

(b)	Upon the occurrence of a Termination Event contemplated by clauses (c) through (f) of Section 10.1, this Agreement shall automatically terminate without further action unless no later than three (3) business days after the occurrence of any such Termination Event, the occurrence of such Termination Event is waived in writing by Consenting Holders holding not less than of 50.1% of the aggregate outstanding principal amount of the Outstanding Notes held by Consenting Holders (the “Requisite Holders”). Any such termination of the Agreement shall not restrict the Parties’ rights and remedies for any breach of the Agreement by any Party, including, but not limited to, the reservation of rights set forth in Section 8 hereof.
     10.3 Consent to Termination.
In addition to the Termination Events set forth in Section 10.1 hereof, this Agreement shall be terminable immediately upon written notice to all of the Parties upon the written agreement of the Company and the Requisite Holders to terminate this Agreement.
     10.4 Superior Proposal
     The Company shall pursue and support the Transactions in good faith and shall not solicit any proposal for a refinancing, recapitalization or other extraordinary transaction other than the Transactions, provided that this shall not prevent the Company from receiving any such proposal from a third party and negotiating such proposal with a third party if the Board of Directors of the Company, on advice of its financial and legal advisors, determine that such proposal would reasonably be expected to result in a transaction more favorable to the Company and its shareholders, lenders and holders of Outstanding Notes (including the Consenting Holders) than the Transactions (a “Superior Proposal”). Following the good faith determination by the Board of Directors of the Company, after consultation with its financial and legal advisors, that it can no longer support or recommend the Transactions and instead supports and recommends the Superior Proposal, the Company shall promptly (in any event no later than one (1)

8

business day following such determination) offer in writing to the Consenting Holders (the “Rights Notice”) the right to consummate a transaction with the Company on the same terms and conditions as the Superior Proposal (the date of such notice, the “Notice Date”). The Consenting Holders shall have until the 15th day following the Notice Date (or if such 15th day is not a business day, the next succeeding business day) (the “Rights Exercise Period”) to consider whether to enter into the transactions contemplated by the Rights Notice on the terms described therein. In the event that any one or more of the Consenting Holders determine to enter into the transactions contemplated by the Rights Notice (each an “Accepting Holder”), each such Accepting Holder shall indicate its acceptance of the offer set forth in the Rights Notice in writing delivered to the Company (the “Rights Acceptance”) on or prior to the last day of the Rights Exercise Period. The Accepting Holders shall participate in the transaction set forth in the Rights Notice on a pro rata basis (or, if all Accepting Holders agree, on such other basis as they may so determine). Following timely receipt of a Rights Acceptance, the Company and the Accepting Holders shall cooperate in good faith to consummate the transactions set forth in the Rights Notice. In the event that no Accepting Holders timely submits a Rights Acceptance, the Company may immediately terminate its obligations under this Agreement by written notice to the Consenting Holders.
     10.5 Liability Upon Termination.
Notwithstanding the termination of this Agreement as provided herein, each Party shall remain liable for any breach of this Agreement by such party occurring prior to the termination of this Agreement.
Section 11. Miscellaneous Terms.
     11.1 Third Party Beneficiaries; Assignment, etc.
Nothing in this Agreement, express or implied, shall give to any Person, other than the Parties and their respective members, officers, directors, agents, financial advisors, attorneys, employees, partners, Affiliates, successors, assigns, heirs, executors, administrators and representatives, any benefit or any legal or equitable right, remedy or claim under this Agreement. The agreements, representations, warranties, covenants and obligations of the Consenting Holders contained in this Agreement are, in all respects, several and not joint. No rights or obligations of any Party under this Agreement may be assigned or transferred to any other Person except as provided in Section 4 hereof.
     11.2 Further Assurances.
The Parties agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, from time to time, to effectuate the agreements and understandings of the Parties, whether the same occurs before or after the date of this Agreement.

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     11.3 Headings.
The headings of all sections of this Agreement are inserted solely for the convenience of reference and are not a part of and are not intended to govern, limit or aid in the construction or interpretation of any term or provision hereof.
     11.4 Governing Law.
THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CHOICE OF LAWS PRINCIPLES THEREOF. By its execution and delivery of this Agreement, each of the Parties hereto hereby irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, may be brought in either a state or federal court of competent jurisdiction in the State of New York. By execution and delivery of this Agreement, each of the Parties hereto hereby irrevocably accepts and submits itself to the nonexclusive jurisdiction of each such court, generally and unconditionally, with respect to any such action, suit or proceeding.
     11.5 Complete Agreement, Interpretation and Modification.
(a)	Complete Agreement. This Agreement and the other agreements, exhibits and other documents referenced herein and therein constitute the complete agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, oral or written, between or among the Parties with respect thereto.

(b)	Interpretation. This Agreement is the product of negotiation by and among the Parties. Any Party enforcing or interpreting this Agreement shall interpret it in a neutral manner. There shall be no presumption concerning whether to interpret this Agreement for or against any Party by reason of that Party having drafted this Agreement, or any portion thereof, or caused it or any portion thereof to be drafted.
     11.6 Amendment.
This Agreement may only be modified, altered, amended or supplemented by an agreement in writing signed by the Company and the Requisite Holders; provided, however, that if the modification or amendment at issue materially adversely impacts the economic treatment or rights of any Consenting Holder, the agreement in writing of such Consenting Holder whose economic treatment or rights are materially adversely impacted shall also be required for such modification or amendment; provided further that, if the modification of amendment at issue only materially adversely impacts the economic treatment or rights of some or all of the Consenting Holders, then only the agreement in writing of such

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Consenting Holders and related agents, if any, and the Company shall be required for such modification or amendment.
     11.7 Confidentiality.
The Company agrees to maintain the confidentiality of the identity and holdings of the Consenting Holders; provided, that such information may be disclosed: (i) to the Company’s financial and legal advisors or other agents who have a need to know (“Representatives”) provided that each Representative is informed of this confidentiality provision; (ii) with the prior written consent of the Consenting Holders, in the Offering Memorandum and Consent Statement and the Offering Memorandum relating to the First Lien Notes; and (iii) to the extent required by any subpoena or other legal process, or by any regulatory agency or authority, including to the extent required under applicable securities laws in the opinion of the Company’s outside securities counsel.  If the Company or its Representatives receive a subpoena or other legal process in connection with this Agreement, the Company shall provide the Consenting Holders with prompt written notice of any such request or requirement, so that the Consenting Holder may (at the Company’s expense) seek a protective order or other appropriate remedy or waiver of compliance with the provisions of this Agreement.  Notwithstanding the foregoing, however, the Company may disclose the existence of and nature of support evidenced by this Agreement in any public disclosure produced by the Company, provided that in the context of any such public disclosure only the aggregate holdings of the Consenting Holders and other holders of Outstanding Notes that execute a support agreement may be disclosed (but not their individual holdings).
     11.8 Survival.
     Notwithstanding the termination of this Agreement in accordance with the terms hereof, Sections 8, 10.5, 11.1, 11.4 and 11.5 shall survive such termination and shall continue in full force and effect.
     11.9 Execution of this Agreement.
This Agreement may be executed and delivered (by facsimile or otherwise) in any number of counterparts, each of which, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement. Except as expressly provided in this Agreement, each individual executing this Agreement on behalf of a Party has been duly authorized and empowered to execute and deliver this Agreement on behalf of said Party.
     11.10 Notices.
All notices hereunder shall be deemed given if in writing and delivered, if sent by facsimile, courier or by registered or certified mail (return receipt requested) to the following addresses and facsimile numbers (or at such other addresses or facsimile numbers as shall be specified by like notice):
(a)	If to the Company, to Ainsworth Lumber Co., Ltd., Suite 3194 Bentall 4, PO Box 49307, 1055 Dunsmuir Street, Vancouver, BC, Canada V7X 1L3; Attn: Chief Financial Officer;

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with copies to Skadden, Arps, Slate, Meagher & Flom LLP, 222 Bay Street, Suite 1750, P.O. Box 258, Toronto, Ontario, M5K 1J5; Attn: Christopher W. Morgan, Esq.;

(b)	If to a Consenting Holder or a transferee thereof, to the addresses or facsimile numbers set forth following the Consenting Holder’s signature (or as directed by any transferee thereof), as the case may be; with copies to Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036; Attn: David M. Feldman, Esq.; and

(c)	Any notice given by delivery, mail or courier shall be effective when received. Any notice given by facsimile shall be effective upon oral or machine confirmation of transmission.

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IN WITNESS WHEREOF, the parties have entered into this Agreement on the day and year first above written.

AINSWORTH LUMBER CO., LTD.

By:

Print Name:

Title:

Dated:                                         , 2008

CONSENTING HOLDER

Name of Institution:

By:

Print Name:

Title:

Telephone:

Facsimile:

Address:

CONSENTING HOLDER

Name of Institution:

By:

Print Name:

Title:

Telephone:

Facsimile:

Address:

LOCK-UP
SCHEDULE 1
[REDACTED]: $275,946,000 (representing not less than 33.46% of the Outstanding Notes)

EXHIBIT A
Consent Solicitation and Exchange Offer Documents

EXHIBIT B
EXHIBIT B TO LOCK UP AGREEMENT
Legal Opinions with respect to the Exchange Notes
1. Due incorporation, valid existence and requisite corporate power and capacity to carry on the Company’s business and own its property and assets.
2. Full corporate power and authority to enter into this Agreement and the agreements contemplated by this Agreement, including the supplemental indentures contemplated by the Exchange Offer and Consent Solicitation and the security granted in respect of the Notes (the “Agreements”), and to complete the Exchange Offer and Consent Solicitation. All such agreements are enforceable in accordance with their terms, subject to customary qualifications. [Enforceability to be provided by NY counsel for NY documents]
3. The execution, delivery and performance of the Agreements and the completion of the Exchange Offer and Consent Solicitation do not violate laws, articles, and, to the knowledge of counsel, other agreements or judgments.
4. Offer, sale and issuance of the Notes are exempt from prospectus and registration requirements under Canadian securities laws and no consents or approvals required under Canadian securities laws.
5. First trade of Notes and PIK Notes not subject to prospectus requirements under Canadian securities laws provided four months have elapsed from distribution date and other conditions satisfied.
6. Security granted in respect of the Notes validly issued and perfected (such opinion to be in the form deliverable pursuant to the Financial Advisor Agreement).